Exhibit 99.2

Brookfield

2023 MANAGEMENT INFORMATION CIRCULAR

Brookfield Corporation

ANNUAL & SPECIAL MEETING – JUNE 9, 2023

NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS AND AVAILABILITY OF INVESTOR

MATERIALS

An Annual and Special Meeting of Shareholders of Brookfield Corporation (the “Corporation” or “Brookfield”), formerly known as Brookfield Asset Management Inc., will be held on Friday, June 9, 2023 at 10:30 a.m. Toronto time in a virtual meeting format via live audio webcast at: https://web.lumiagm.com/492333559, to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation to decrease the number of directors from 16 to 14;

3.	elect directors who will serve until the next annual meeting of shareholders;

4.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration;

5.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation;

6.	consider and, if thought advisable, pass a resolution authorizing an amendment to the Corporation’s current Escrowed Stock Plan;

7.

consider and, if thought advisable, pass a resolution authorizing Brookfield Reinsurance Ltd. (“BNRE”) to implement a restricted stock plan and to permit BNRE to award restricted stock grants thereunder to certain employees and service providers thereof; and

8.	consider the shareholder proposal described in our Management Information Circular dated April 28, 2023 (the “Circular”).

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/492333559, entering your control number and password “brookfield2023” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Brookfield shareholder at the close of business on April 20, 2023. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

This year we are again posting electronic versions of the Circular and our 2022 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bn.brookfield.com under “Notice and Access 2023” and at www.sedar.com and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bn.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. Toronto time on May 24,

2023. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. Toronto time on Wednesday, June 7, 2023. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;
•	Fax your signed proxy to (416) 595-9593;
•	Mail your signed proxy using the business reply envelope accompanying your proxy;
•	Scan and send your signed proxy to proxyvote@tmx.com; or
•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

By Order of the Board

Swati Mandava

Corporate Secretary

April 28, 2023

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 annual and special meeting of Brookfield Corporation. This year’s annual and special meeting will occur at 10:30 a.m. on Friday, June 9, 2023, Toronto time. You can read about the business of the meeting beginning on page 9 of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our 14 director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio webcast and participate in our annual and special meeting can be found in the “Q&A on Voting” section of the Circular.

2022 Highlights

In 2022, we generated distributable earnings before realizations of $4.3 billion – a 24% increase year-over-year, and distributable earnings and net income of $5.2 billion – lower than last year as the comparative period included higher non-recurring disposition gains.

Our strong results were driven by a record year of fundraising by our asset management franchise, the continued ramp-up in earnings from our insurance solutions business and the resilience of our inflation-protected and highly cash generative global portfolio of real assets.

Our asset management business continues to benefit from strong fundraising and capital deployment. This, combined with control over costs as we scale, helped generate $2.1 billion of fee-related earnings, representing a 26% increase when excluding performance fees versus the past year. Fundraising momentum remains solid, coming off record inflows of $93 billion over the past 12 months and $14 billion in the fourth quarter alone, as we forge ahead with our next round of fundraising.

We continue to build out our insurance solutions business, generating $388 million of distributable earnings during the year, significantly higher than last year as we completed the acquisition of American National in May 2022, providing this business with a base insurance platform and deep direct origination capabilities in the U.S. This business also benefited from continuing to redeploy its highly liquid and short-duration portfolio in a rising rate environment, and we believe the best is yet to come.

Our operating businesses continue to demonstrate their resilience, with strong cash generation and financial performance, despite weaker fundamentals in most major economies around the world. The essential nature of the majority of the businesses and assets that we own, the inflation linkage in their revenues, and the high cash margins they generate are proving beneficial in the current environment. Distributions from investments of $2.6 billion over the year equate to an increase of 20% versus the prior year.

We continue to acquire high-quality businesses and assets, more recently agreeing to acquire a global leader in third-party audience measurement and a portfolio of luxury hotels in the U.S. at a deep discount to intrinsic value.

Although the overall market is not as robust as it was in the prior year, we continue to see strong appetite for the type of high-quality, cash generating businesses and assets we own. We completed $34 billion of monetizations at strong valuations in the year, realizing gains totaling $1.7 billion. We recently sold a student housing business in the U.K. for $4.5 billion, a portfolio of telecom towers in New Zealand for $1.1 billion, and several electricity transmission lines in Brazil for $0.8 billion.

In addition to achieving strong results and executing on a significant monetization pipeline across the business, we successfully completed the listing and distribution of a 25% interest in our asset management business in December 2022. This is a milestone in Brookfield’s evolution and sets the business up to execute on the next phase of growth, while adding approximately $40 billion of liquid assets to our investment portfolio.

With our asset manager now trading separately and set on its own path, Brookfield is focused on allocating and deploying its capital to maximize the value of our balance sheet. With a net asset value per share which we estimate to be vastly higher than our share price, we expect to continue to use our cash resources to repurchase shares in the market. At the same time, we continue to look at new areas for investment that will earn us excellent returns and strategically position Brookfield for the future. With markets trading off and capital scarce, the odds favor us finding something interesting.

Board Developments

We continue to focus on ensuring that we have diversity of skills and experience among our directors that aligns with the Corporation’s strategic priorities across different markets. To that end, Mr. Marcel R. Coutu, who served as a Brookfield Director since 2006, stepped down from the Board on December 9, 2022 and joined the board of directors of Brookfield Asset Management Ltd. on the same day, following the successful completion of the public listing and distribution of a 25% interest in the Corporation’s asset management business through Brookfield Asset Management Ltd. On behalf of the Corporation and our shareholders, I want to extend our sincere appreciation to Mr. Marcel R. Coutu for his continued guidance and commitment to Brookfield.

After serving over ten years as a Board member, Mr. Seek Ngee Huat has decided to retire from our Board. His financial acumen, business experience and insight have been invaluable through this period of growth and transition for the Corporation. I want to extend our sincere appreciation to Mr. Seek Ngee Huat for his contributions to Brookfield and our Board.

With the developments in 2022, the Board is focused on setting the strategic direction for the business of the Corporation through capital allocation across its existing market leading businesses and evaluation of the next set of growth initiatives, with a view to further enhance returns for shareholders.

A key focus area of the Board continues to be environmental, social and governance management across the businesses owned by Brookfield. Our asset management business is deeply engaged with the Net Zero Asset Management Initiative and the Task Force on Climate related Financial Disclosures, and continues to work toward our commitment to the goal of net zero. The Board is committed to developing and promoting diversity, including ethnic and gender diversity, across the Corporation’s businesses. To that end, the Board has adopted a gender diversity target in support of ensuring that at least 30% of the entire Board are women. In addition, we continue to focus on ensuring that we have diversity of skills and experience among our directors that aligns with the Corporation’s strategic priorities across different markets.

Shareholder Meeting

Please take time to read our Management Information Circular and determine how you will vote your shares. Your participation in our annual and special meeting is important to us and we encourage your engagement in this important process.

On behalf of the Board, I express our appreciation for your continued faith in us. We look forward to having you join us on June 9th.

Yours truly,

The Honourable Frank J. McKenna

Chair

April 2023

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1

	Who Can Vote	1

	Notice and Access	1

	Q & A on Voting	2

	Principal Holders of Voting Shares	7

PART TWO	BUSINESS OF THE MEETING	9

	1. Receiving the Consolidated Financial Statements	9

	2. Decrease in the Number of Directors	9

	3. Election of Directors	10

	Majority Voting Policy	10

	Cumulative Voting for Directors	10

	Voting by Proxy	11

	Director Nominees	11

	Summary of 2023 Nominees for Director	19

	Director Ownership in Publicly Traded Subsidiaries	21

	2022 Director Attendance	22

	2022 Director Voting Results	23

	4. Appointment of External Auditor	23

	Principal Accounting Firm Fees	23

	5. Advisory Resolution on Approach to Executive Compensation	24

	2022 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation	25

	Advisory Vote	25

	6. Amendment to the Escrowed Stock Plan	25

	7. BNRE Restricted Stock Plan	26

	8. Shareholder Proposal	27

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	29

	Governance	29

	Board of Directors	29

	Committees of the Board	34

	Board, Committee and Director Evaluation	37

	Board and Management Responsibilities	37

	Strategic Planning	38

	Risk Management Oversight	38

	Environmental, Social and Governance Management	39

	Communication and Disclosure Policies	44

	Code of Business Conduct and Ethics	44

	Report of the Audit Committee	46

	Report of the Governance and Nominating Committee	48

	Report of the Management Resources and Compensation Committee	49

	Report of the Risk Management Committee	50

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	51

	Director Compensation	51

	Equity Ownership of Directors	55

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	56

	Compensation Discussion and Analysis Overview	56

	Overview of the Business in 2022	58

	Distribution of Asset Management Business	59

	Compensation Committee Governance	60

	Compensation Approach	63

	Key Elements of Compensation	64

	Key Policies and Practices	68

	2022 Compensation Decisions	71

	Five-year Chief Executive Officer Review	73

	Compensation of Named Executive Officers	76

PART SIX	OTHER INFORMATION	86

	Indebtedness of Directors, Officers and Employees	86

	Audit Committee	86

	Directors’ and Officers’ Liability Insurance	86

	Normal Course Issuer Bid	86

	Cautionary Statement Regarding the Use of Non-IFRS Measures	87

	Availability of Disclosure Documents	87

	Shareholder Proposals	88

	The Shareholder Proposal	88

	Withdrawn Shareholder Proposal	91

	Other Business	93

	Directors’ Approval	93

APPENDIX A	CHARTER OF THE BOARD	A-1

APPENDIX B	SPECIAL RESOLUTION AUTHORIZING A DECREASE IN THE NUMBER OF DIRECTORS	B-1

APPENDIX C	ESCROWED STOCK PLAN AMENDMENT RESOLUTION	C-1

APPENDIX D	BNRE RESTRICTED STOCK PLAN RESOLUTION	D-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Corporation (“Brookfield,” “we,” “our” or the “Corporation”) of proxies for the Annual and Special Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials dated April 28, 2023 (the “Notice”) to be held in a virtual meeting format only on Friday, June 9, 2023 at 10:30 a.m. Toronto time. The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bn.brookfield.com under “Notice and Access 2023,” on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at April 20, 2023, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to £ are to British pound sterling and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2022 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7688, unless otherwise indicated.

Who Can Vote

As at April 20, 2023, the Corporation had 1,639,015,928 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN”. The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Thursday, April 20, 2023 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board” or “Board of Directors”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 10 of this Circular for further information.

Notice and Access

Brookfield is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, Brookfield has posted this Circular and form of proxy on its website at https:// bn.brookfield.com under “Notice and Access 2023,” in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Brookfield has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

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The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with Brookfield’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with the Corporation’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report dated March 24, 2023 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2022) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bn.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. Toronto time on May 24, 2023 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Decrease in Number of Directors	Class A Shareholders Class B Shareholders	FOR the resolution

Election of 7 of the Directors	Class A Shareholders	FOR each Director Nominee

Election of 7 of the Directors	Class B Shareholders	FOR each Director Nominee

Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution

Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution

Approval of Amendment to Escrowed Stock Plan	Class A Shareholders Class B Shareholders	FOR the resolution

Approval of BNRE Restricted Stock Plan	Class A Shareholders Class B Shareholders	FOR the resolution

Shareholder Proposal	Class A Shareholders Class B Shareholders	AGAINST the proposal

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on April 20, 2023 are each entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (Toronto time) on June 7, 2023 and providing TSX Trust with information on your appointee. TSX Trust will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a 13 digit control

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number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Holders of Class A Shares and holders of Class B Shares of the Corporation can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form prior to the meeting

•	during the meeting by online ballot through the live webcast platform

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/492333559

Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your 13 digit control number and password “brookfield2023” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your 13 digit control number and password “brookfield2023” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13 digit control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. Toronto time on Wednesday, June 7, 2023 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

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i.	by mail: in the envelope provided or in one addressed to TSX Trust Company , Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to (416) 595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

•

to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”; collectively, “Intermediaries”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Frank J. McKenna or Brian D. Lawson, each of whom is a director of Brookfield, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with TSX Trust. Registered shareholders may not appoint another person or company as proxyholder other than the Brookfield directors named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written

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statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of Brookfield at the address below no later than 5:00 p.m. Toronto time on the last business day preceding the date of the meeting, Thursday, June 8, 2023, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 9, 2023, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Corporate Secretary

Brookfield Corporation

Brookfield Place, Suite 100

181 Bay Street, Toronto, Ontario M5J 2T3

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or by fax at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting TSX Trust’s website: https://www.tsxtrust.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions and against the shareholder proposal put before shareholders of the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of Brookfield is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Brookfield’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online

TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario M5H 4H1	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825 Fax: 1-888-249-6189 or (514) 985-8843	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

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If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

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Principal Holders of Voting Shares

For over 50 years, executives of the Corporation have held a substantial portion of their investment in Class A Shares, as well as stewardship of the Class B Shares, in partnership with one another, which we refer to as the Brookfield Partners Partnership or the Partnership. This Partnership, whose members include both current and former senior executives of the Corporation (each, a “Partner” and collectively, the “Partners”), has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of the Corporation, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving the Corporation’s culture and vision.

Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the Corporation’s business.

The Partners collectively own interests in approximately 300 million Class A Shares and class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of Brookfield Reinsurance Ltd. (“BNRE”) (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).

Partners Limited and its affiliates are private corporations (initially formed in 1995), which are owned by over 70 individual Partners. PVI is a limited partnership, the common units of which are owned approximately 58% by Partners Limited and approximately 30% by individual Partners; PVI owns approximately 133 million Class A Shares.

In order to further reinforce the long-term stability of ownership of the Class B Shares, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee (“BAM Partners”), are held as follows: one-third by Mr. Jack L. Cockwell, one-third by Mr. Bruce Flatt, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership.

In the event of a fundamental disagreement in the BAM Partnership (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. The individuals, at the current time, none of whom are Partners, are Messrs. Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with the Corporation.

Under these arrangements, the BAM Partnership has become a party to the Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) as trustee for the holders of Class A Shares, dated August 1, 1997 (the “1997 Agreement”), as has been the case since creation of the Class B Shares. The 1997 Agreement provides, among other things, that the BAM Partnership not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares.

The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 1997 Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under the takeover bid provisions of the Securities Act (Ontario). Additionally, the BAM Partnership, will agree to

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prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 1997 Agreement.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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PART TWO – BUSINESS OF THE MEETING

We will address eight items at the meeting:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	considering the special resolution authorizing an amendment to the articles of the Corporation to decrease the number of directors from 16 to 14;

3.	electing directors who will serve until the end of the next annual meeting of shareholders;

4.	appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration;

5.	considering an advisory resolution on the Corporation’s approach to executive compensation;

6.	considering a resolution approving an amendment to the Corporation’s Escrowed Stock Plan;

7.	considering a resolution authorizing BNRE to implement a restricted stock plan and permitting BNRE to award restricted stock grants to certain employees and service providers thereof; and

8.	considering the shareholder proposal, as more particularly described herein.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you or your proxyholder sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2022 are included in the Annual Report. The Annual Report is available on the Corporation’s website, https://bn.brookfield.com under “Notice and Access 2023,” and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and is being mailed to the Corporation’s registered shareholders and non-registered shareholders who have contacted the Corporation to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Decrease in Number of Directors

The Corporation’s articles provide for a fixed Board comprised of 16 directors. Currently, there are 15 directors. Mr. Marcel R. Coutu stepped down from the Board on December 9, 2022. On the same day, he joined the board of directors of Brookfield Asset Management Ltd. (the “Manager”) following the public listing and distribution of a 25% interest in the Corporation’s asset management business through the Manager, pursuant to a plan of arrangement (the “Arrangement”). In addition, Mr. Seek Ngee Huat is not standing for re-election to the Board. Given the asset management business now sits under the Manager, a newly established public company with its own board of directors, the Corporation deems a decrease in its number of directors to 14 suitable while maintaining good governance standards and preserving the desired diversity of skills and experience among the directors. At the meeting, shareholders will be asked to consider and, if thought advisable, pass the special resolution (the form of which is attached as Appendix B to this Circular on page B-1) authorizing an amendment to the articles of the Corporation to decrease the number of directors from 16 to 14 (the “Special Resolution”). The Special Resolution decreases the number of directors elected by the holders of each of Class A Shares and Class B Shares from eight to seven. In order to become effective, the Special Resolution must be approved by two-thirds of the votes cast by the holders of Class A Shares who vote in respect of the resolution, and by two-thirds of the votes cast by the holders

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of Class B Shares who vote in respect of the resolution, in each case present or represented at the meeting by proxy, in accordance with the provisions of the Business Corporations Act (Ontario).

On any ballot that may be called for on the Special Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Special Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Special Resolution.

3.	Election of Directors

If the Special Resolution attached as Appendix B to this Circular is approved by the shareholders at the meeting, the Board will comprise of 14 members, all of whom are to be elected at this meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of seven directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• M. Elyse Allan	• Janice Fukakusa	• Frank J. McKenna	• Diana L.Taylor
• Angela F. Braly	• Maureen Kempston Darkes	• Hutham S. Olayan

If you own Class B Shares, you can vote on the election of seven directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Howard S. Marks	• Lord O’Donnell	• Jack L. Cockwell	• Brian D. Lawson
• Rafael Miranda	• Jeffrey M. Blidner	• Bruce Flatt

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 10 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

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Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 12 to 15 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 15 to 18 of this Circular.

Director Nominees

Should the shareholders approve the Special Resolution at the meeting, the Board recommends that the 14 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for Brookfield to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

All 14 director nominees were elected as members of the Board at the Annual Meeting of Shareholders held on June 10, 2022 and are standing for re-election. Mr. Marcel R. Coutu stepped down from the Board on December 9, 2022. In addition, Mr. Seek Ngee Huat, a current director, is not standing for re-election to the Board.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, Brookfield shareholdings and other public company board positions held, as at April 20, 2023. See “Director Share and DSU Ownership Requirements” on page 55 of this Circular for further information on director share ownership requirements.

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The following seven individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

M. Elyse Allan, C.M.(a)

Age: 65

Director since: 2015

(Independent)(b)

Areas of Expertise:

CEO experience,

Government and Public Policy, Energy and

Power, Healthcare,

Infrastructure,

Manufacturing, Natural

Resources

Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc., a digital industrial company, a position she held from 2004 until June 2018, and a former Vice-President of General Electric Co. She currently serves as vice-chair of Ontario Health, as a director of MaRS Discovery District, and founding chair of Invest Ontario. Ms. Allan is a Fellow at the C.D. Howe Institute and serves on its National Advisory Board. She is the former Chair of the Board of Advisors at the Tuck School of Business at Dartmouth College and a former Board member of the Conference Board of Canada and the Business Council of Canada. In 2014, Ms. Allan was appointed Member of the Order of Canada.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Corporation	2015 – Present
Risk Management Committee
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
2023	1,503	46,949
2022	1,503	41,000	48,452	Met
Change	—	5,949

Angela F. Braly(a) Age: 61 Director since: 2015 (Independent)(b) Areas of Expertise: CEO experience, Government and Public Policy, Healthcare, Insurance

Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (“WellPoint”), a health benefits company now known as Elevance Health Inc. She was Chair of the Board of WellPoint from 2010 to 2012 and President and Chief Executive Officer and a Board member from 2007 to 2012. Prior to that, Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Exxon Mobil Corporation	2016 – Present
	Audit Committee			Brookfield Corporation The Procter and Gamble Company Lowe’s Companies, Inc.	2015 – Present 2009 – Present 2013 – 2021
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	—	57,311
	2022	—	49,528	57,311	Met
	Change	—	7,783

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Janice Fukakusa C.M., F.C.P.A., F.C.A.(a) Age: 68 Director since: 2020 (Independent)(b) Areas of Expertise: CFO experience, Government and Public Policy, Financial Services, Economic Policy

Ms. Fukakusa, is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada (“RBC”), positions she held for approximately 10 years. She was appointed Chief Financial Officer in 2004 and then became Chief Administrative Officer and Chief Financial Officer in 2009. In addition to her roles as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa served in various other senior positions during her over 30-year tenure with RBC, including within the retail and business banking, corporate banking and corporate finance functions. She currently serves as the Chancellor and Board member of Toronto Metropolitan University, Chair of the Japanese Canadian Cultural Center Foundation, is past Board Chair for The Princess Margaret Cancer Foundation and past founding Chair of Canadian Infrastructure Bank, a Crown Corporation. Ms. Fukakusa was appointed Member of the Order of Canada in 2021.

Ms. Fukakusa is a Fellow Chartered Professional Accountant, who currently serves on the audit committee of three other public companies, in addition to her service on Brookfield’s Audit Committee. Given Ms. Fukakusa’ s previous CFO and CAO experience coupled with her professional training, the Board has determined that her simultaneous service on the audit committees of three other public companies will not impair her ability to effectively serve on Brookfield’s Audit Committee and shareholders would benefit from her expertise.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			RioCan Real Estate Investment Trust	2021 – Present
	Audit Committee, Chair			Brookfield Corporation Loblaw Companies Limited Cineplex Inc. GGP Inc.	2020 – Present 2019 – Present 2017 – Present 2017 – 2018
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	25,306	15,835
	2022	17,306	7,959	41,141	Met
	Change	8,000	7,876

Maureen Kempston

Darkes, O.C., O.Ont.(a)

Age: 74

Director since: 2008

(Independent)(b)

Areas of Expertise:

CEO experience,

Government and Public

Policy, International

Affairs, Infrastructure,

Energy and Power

Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East of General Motors Corporation, a motor vehicle manufacturer. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. In 2000, Ms. Kempston Darkes was appointed an Officer of the Order of Canada.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Corporation	2008 – Present
Risk Management Committee, Chair Management Resources and Compensation Committee			Enbridge Inc. Canadian National Railway Company Schlumberger Limited Balfour Beatty plc	2010 – 2021 1995 – 2021 2014 – 2019 2012 – 2017
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
2023	—	100,935
2022	—	96,238	100,935	Met
Change	—	4,697

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Frank J. McKenna, P.C., O.C., O.N.B. (a) Age: 75 Director since: 2006 (Independent) (b) Areas of Expertise: Government and Public Policy, Energy and Power, Manufacturing, Natural Resources

Mr. McKenna is Chair of the Board of the Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair of TD Bank Group, a financial institution, a position he has held since 2006 and currently serves as Chair of the compensation committee for Canadian Natural Resources Limited’s Board of Directors. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and was elected as Premier of the Province of New Brunswick from 1987 until 1997.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board, Chair			Anaergia Inc.	2020 – Present
	Governance and Nominating Committee, Chair			Brookfield Corporation Canadian Natural Resources Limited	2006 – Present 2006 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	6,405	332,004
	2022	6,405	311,277	338,409	Met
	Change	—	20,727

Hutham S. Olayan (a) Age: 69 Director since: 2021 (Independent) (b) Areas of Expertise: CEO experience, Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate

Ms. Olayan is Chair of the Corporate Board of The Olayan Group (the “Group”), a private international investor that also has commercial operations in the Middle East. She has been a director of the Group since 1981. As President and CEO of Olayan America and its US affiliates, she led the Group’s investment activity in the Americas for more than 30 years, until her retirement from that role in January 2018.

Ms. Olayan serves on the board of the Peter G. Peterson Institute for International Economics and the board of Memorial Sloan Kettering Cancer Center among other private and public memberships. Ms. Olayan is Trustee Emeritus of the American University of Beirut, as well as a member of AUB’s International Advisory Council. She is also a member of the Stanford University Global Advisory Council.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2021 – Present
	Risk Management Committee			Morgan Stanley International Business Machines Corporation (IBM)	2006 – 2021 2016 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	35,000	10,291
	2022	18,300	4,821	45,291	Met
	Change	16,700	5,470

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Diana L. Taylor (a) (k) Age: 68 Director since: 2012 (Independent)(b) Areas of Expertise: Government and Public Policy, Financial Services, Real Estate

Ms. Taylor started her career as an investment banker for 15 years, and then moved to private equity. She also served as the Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority. She currently sits on corporate boards, and chairs three not for profits, Accion, the New York City Ballet and Hotbread Kitchen.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2012 – Present
	Governance and Nominating Committee Management Resources and Compensation Committee, Chair			Citigroup Inc. Sotheby’s	2009 – Present 2007 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	—	106,423
	2022	—	98,273	106,423	Met
	Change	—	8,150

The following seven individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares.

Howard S. Marks (a) Age: 77 Director since: 2020 (Affiliated) (c) Areas of Expertise: CEO experience, Asset Management, Financial Services

Mr. Marks is the Co-Chairman of Oaktree Capital Group, a global alternative asset manager approximately 68% owned by Brookfield with a diversified mix of opportunistic, value-oriented, and risk-controlled investments across credit and other investment offerings. Since the formation of Oaktree in 1995, Mr. Marks has been responsible for ensuring the firm’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and contributing his experience to big-picture decisions relating to investments and corporate direction. Mr. Marks is a Trustee Emeritus and member of the Investment Committee at the Metropolitan Museum of Art. He is a member of the Investment Committee of the Royal Drawing School and is a Professor of Practice at King’s Business School. He serves on the Shanghai International Financial Advisory Council and the Advisory Board of Duke Kunshan University.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2020 – Present
				Oaktree Capital Management	1995 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	1,008,262	16,752
	2022	1,108,262	10,182	1,025,014	Met
	Change	(100,000)	6,570

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Rafael Miranda (a) Age: 73 Director since: 2017 (Independent) (b) Areas of Expertise: CEO experience, International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate

Mr. Miranda is the retired Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain, where he served as Managing Director and as Chief Executive Officer from 1987 to 1997 and 2009, respectively. Mr. Miranda is Honorary Chairman of Eurelectric, the European Electricity Association, and served until June 2022 as the Chairman of the Board of Directors of Acerinox, S.A., a Spanish stainless steel manufacturing conglomerate.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2017 – Present
	Audit Committee Management Resources and Compensation Committee			Nicolas Correa S.A. Acerinox, S.A. Hispania Activos Inmobiliarios, S.A. Brookfield Infrastructure Partners L.P.	2017 – Present 2014 – 2022 2014 – 2019 2013 – 2017
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	—	38,106
	2022	—	30,299	38,106	Met
	Change	—	7,807

Lord O’Donnell (a) Age: 70 Director since: 2013 (Affiliated ) (c) Areas of Expertise: Government and Public Policy, Economic Policy, Financial Services, International Affairs

Lord O’Donnell is currently the Chairman of Frontier Economics Ltd., a microeconomics consultancy, and a senior advisor to the Corporation in Europe. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, Lord O’Donnell served as the Permanent Secretary of the UK Treasury from 2002 to 2005 and Chair of Public Interest Board of PwC (UK) from 2015 to 2019. Lord O’Donnell became a member of the House of Lords in 2012.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2013 – Present

	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	79,018	73,299
	2022	79,018	65,580	152,317	Met
	Change	—	7,719

2023 MANAGEMENT INFORMATION CIRCULAR/ 16

Jeffrey M. Blidner (a) Age: 75 Director since: 2013 (Affiliated and Management) (c) (d) Areas of Expertise: Growth initiatives, Strategic planning, Infrastructure, Energy and Power, Real Estate

Mr. Blidner is a Vice Chair of the Corporation. Mr. Blidner is also the Chair of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. as well as a director of numerous other Brookfield affiliates. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Business Corporation	2022 – Present

Brookfield Infrastructure Corporation

Brookfield Renewable Corporation

Brookfield Property REIT Inc.

Brookfield Business Partners L.P.

Brookfield Corporation

Brookfield Property Partners L.P.

Brookfield Renewable Partners L.P.

Brookfield Infrastructure Partners L.P.

					2020 – Present 2020 – Present 2018 – Present 2016 – Present 2013 – Present 2013 – Present 2011 – Present 2008 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares (g) (h)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	9,852,096	1,169,167
	2022	9,697,787	1,348,126	11,021,263	Met
	Change	154,309	(178,959)

Jack L. Cockwell, C.M. (a) Age: 82 Director since: 1979 (Affiliated) (c) Areas of Expertise: CEO experience, Infrastructure, Energy and Power, Real Estate, Natural Resources

Mr. Cockwell is Chairman of Brookfield Partners Foundation, was the Founding Partner of the Brookfield Partners Partnership in 1995, and has been associated with the Corporation in numerous capacities including as Chief Executive Officer, since 1968. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, and an Honorary Member of the Toronto Metropolitan University’s Board of Governors.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Rogers Communications Inc.	2021 – Present
				Brookfield Corporation Norbord Inc. Teck Resources Limited	1979 – Present 1987 – 2021 2009 – 2017
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares (g) (i)	DSUs, RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	39,902,026	3,094,270
	2022	38,611,255	2,733,881	42,996,296	Met
	Change	1,290,771	360,389

2023 MANAGEMENT INFORMATION CIRCULAR/ 17

Bruce Flatt (a) Age: 57 Director since: 2001 (Affiliated and Management) (c) (d) Areas of Expertise: CEO experience; Infrastructure, Energy and Power, Real Estate, Private Equity

Mr. Flatt is the Chief Executive Officer of the Corporation and the Manager. Mr. Flatt joined the Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present
				Brookfield Corporation GGP Inc.	2001 – Present 2010 – 2018
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares(g) (j)	DSUs, RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	65,976,955	4,641,494
	2022	64,523,152	4,064,424	70,618,449	Met
	Change	1,453,803	577,070

Brian D. Lawson (a) Age: 63 Director since: 2018 (Affiliated and Management) (c) (d) Areas of Expertise: CFO experience, Infrastructure, Energy and Power, Real Estate, Private Equity

Mr. Lawson is a Vice Chair of the Corporation and in this role provides guidance and advice on the Corporation’s finance and risk management activities. Mr. Lawson is a member of the Governing Council of the University of Toronto and is the President of the Partnership. Mr. Lawson joined Brookfield in 1988 and has held a number of senior management positions in Brookfield’s investment and finance operations including as Chief Financial Officer of the Corporation from 2002 to 2020. In 2013, Mr. Lawson was named Canada’s CFO of the Year.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2018 – Present
				Partners Value Investments LP Partners Value Split Corp. TerraForm Power, Inc. Global Resource Champions Split Corp.	2016 – Present 2001 – Present 2017 – 2020 2018 – 2020
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year(e)	Class A Shares (g) (k)	DSUs, RSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2023	15,369,292	4,764,722
	2022	15,144,047	3,818,620	20,134,014	Met
	Change	225,245	946,102

(a)

Mses. M. Elyse Allan and Janice Fukakusa and Messrs. Jeffrey M. Blidner, Jack L. Cockwell and Brian D. Lawson principally live in Ontario, Canada. Ms. Angela F. Braly principally lives in Florida, U.S.A. Mr. Frank J. McKenna principally lives in Ontario, Canada and New Brunswick, Canada. Mr. Rafael Miranda principally lives in Madrid, Spain. Mses. Diana L. Taylor and Hutham S. Olayan and Mr. Howard S. Marks principally live in New York, U.S.A. Mr. Bruce Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Ms. Maureen Kempston Darkes principally lives in Florida, U.S.A. and Ontario, Canada. Lord O’Donnell principally lives in London, United Kingdom.

2023 MANAGEMENT INFORMATION CIRCULAR/ 18

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(c)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(d)

“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation, Messrs. Blidner and Lawson are Vice Chairs of the Corporation. Messrs. Blidner, Flatt and Lawson do not receive compensation in their capacity as directors of the Corporation (see “Director Compensation” on page 51 of this Circular). All director nominees who are also current members of management are, by definition, “Affiliated”.

(e)	Number of Class A Shares includes the Exchangeable Class A Shares.
(f)

The Share Ownership Guideline for directors is to hold Class A Shares, Exchangeable Class A Shares, DSUs (as defined on page 33 of this Circular) or Restricted Shares (as defined on page 68 of this Circular) with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 55 of this Circular for further information. The value of three times the annual retainer for each non-management director and for the Chair is $750,000 and $1,800,000, respectively. As of April 20, 2023, the number of shares required to satisfy the non-management director and Chair Share Ownership Guideline is 22,569 and 54,167, respectively (calculated by dividing the respective Share Ownership Guideline expressed in dollar value by the price of Class A Shares on the NYSE as at the close of market on April 20, 2023). Messrs. Flatt, Lawson and Blidner each hold Class A Shares, DSUs or Restricted Shares with a value equal to more than five times their annual base salary (“Base Salary’’). The value of five times the Base Salary for Messrs. Flatt, Lawson and Blidner is 3,713,215, 3,000,000 and 3,000,000, respectively, converted at the average exchange rate for 2022 of C$1.00 = US$0.7688 and £1.00 = US$1.2366. As of April 20, 2023, the number of shares required to equal five times the Base Salary for Messrs. Flatt, Lawson, and Blidner is 111,742, 90,279 and 90,279, respectively (calculated by dividing the amount that is five times the individual’s Base Salary by the price of Class A Shares on the NYSE as at the close of market on April 20, 2023). See “Share Ownership Guidelines” on page 69 of this Circular for further information.

(g)

The figures in this column include (i) the director’s Class A Shares, held directly and indirectly, including under the Restricted Stock Plan; (ii) the director’s pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis); and (iii) the director’s Escrowed Shares (as defined on page 25 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations. (See “Principal Holders of Voting Shares” on page 7 of this Circular for further information on Partners Limited and PVI and “The Escrowed Stock Plan” on page 82 of this Circular for further information on Escrowed Shares).

(h)

Mr. Blidner holds 3,667,226 Class A Shares and Exchangeable Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 3,237,131 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

(i)

Mr. Cockwell holds 19,363,803 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 18,211,871 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

(j)

Mr. Flatt holds 14,402,185 Class A Shares and Exchangeable Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 12,047,562 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

(k)

Mr. Lawson holds 5,863,855 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 4,500,941 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

(l)	Ms. Taylor served as Vice Chair of Solera Capital LLC when its subsidiary, Calypso St. Barth, filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on November 29, 2017.

Summary of 2023 Nominees for Director

The following summarizes the qualifications of the 2023 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High Personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to Brookfield’s global activities	• An appreciation of the value of good corporate governance

If the Special Resolution to decrease the number of directors is approved by shareholders at the meeting, the Corporation’s board will be comprised of 14 directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

2023 MANAGEMENT INFORMATION CIRCULAR/ 19

Class A Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
M. Elyse Allan	✓			✓		✓	✓	Government and Public Policy, Energy and Power, Healthcare, Infrastructure, Manufacturing, Natural Resources
Angela F. Braly	✓	✓	✓	✓	✓		✓	Government and Public Policy, Healthcare, Insurance
Janice Fukakusa	✓	✓	✓	✓		✓	✓	Government and Public Policy, Financial Services, Economic Policy
Maureen Kempston Darkes	✓			✓	✓	✓	✓	Government and Public Policy, International Affairs, Infrastructure; Energy and Power
Frank J. McKenna	✓	✓			✓		✓	Government and Public Policy, Energy and Power, Manufacturing, Natural Resources
Hutham S. Olayan	✓	✓	✓	✓			✓	Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate
Diana L. Taylor	✓	✓		✓	✓		✓	Government and Public Policy, Financial Services

Class B Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Jeffrey M. Blidner	✓	✓			✓	✓	✓	Infrastructure, Energy and Power, Real Estate
Jack L. Cockwell	✓	✓	✓	✓			✓	Infrastructure, Energy and Power, Real Estate, Natural Resources
Bruce Flatt	✓	✓	✓	✓		✓	✓	Infrastructure, Energy and Power, Real Estate, Private Equity
Brian D. Lawson				✓		✓	✓	Infrastructure, Energy and Power, Real Estate, Private Equity
Howard S. Marks	✓		✓	✓		✓		Asset Management, Financial Services
Rafael Miranda	✓	✓	✓	✓		✓	✓	International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate
Lord O’Donnell	✓			✓	✓	✓	✓	Government and Public Policy, Economic Policy, Financial Services, International Affairs

2023 MANAGEMENT INFORMATION CIRCULAR/ 20

Director Ownership in Certain Subsidiaries and Brookfield Asset Management Ltd.

Below is a description of the securities in certain subsidiaries of the Corporation and the Manager, that are beneficially owned, directly or indirectly, or controlled by each director nominee. Director nominees who do not beneficially own, directly or indirectly, or control any securities in these subsidiaries or the Manager have been excluded from the description below.

No. of Securities
Class A Director Nominee	Brookfield Business Partners L.P.(a)	Brookfield Infrastructure Partners L.P.(b)	Brookfield Renewable Partners L.P.(c)	The Manager
M. Elyse Allan	—	—	—	375 Manager Class A Shares
Janice Fukakusa	—	—	—	6,326 Manager Class A Shares
Frank J. McKenna	—	6,000 LP Units 666 BIPC Class A Shares	13,343 LP Units 3,336 BEPC Class A Shares	1,601 Manager Class A Shares
Hutham S. Olayan	—	—	—	4,575 Manager Class A Shares

No. of Securities
Class B Director Nominees	Brookfield Business Partners L.P.(a)	Brookfield Infrastructure Partners L.P.(b)	Brookfield Renewable Partners L.P.(c)	The Manager
Jeffrey M. Blidner	35,189 LP Units 17,594 BBUC Class A Shares	9,549 LP Units 1,590 BIPC Class A Shares	—	2,388,541 Manager Class A Shares
Jack L. Cockwell	225,804 LP Units 112,902 BBUC Class A Shares	104,044 LP Units	—	9,558,822 Manager Class A Shares
Bruce Flatt	224,402 LP Units 112,201 BBUC Class A Shares	192,489 LP Units 21,387 BIPC Class A Shares	15,000 LP Units 3,750 BEPC Class A Shares	16,320,769 Manager Class A Shares
Brian D. Lawson	92,413 LP Units 46,206 BBUC Class A Shares	29,377 LP Units 3,264 BIPC Class A Shares	5,550 LP Units 1,387 BEPC Class A Shares	1,413,597 Manager Class A Shares
Howard S. Marks	—	—	—	258,262 Manager Class A Shares
Lord O’Donnell	—	—	—	19,754 Manager Class A Shares

(a)

Brookfield Business Corporation (“BBUC”) is a Canadian corporation. Class A exchangeable subordinate voting shares of BBUC (“BBUC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Business Partners L.P. (“BBU LP”) through a traditional corporate structure. Each BBUC Class A Share has the same distribution as a BBU LP unit and is exchangeable for one BBU LP unit.

(b)

Brookfield Infrastructure Corporation (“BIPC”) is a Canadian corporation. Class A exchangeable subordinate voting shares of BIPC (“BIPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Infrastructure Partners L.P. (“BIP LP”) through a traditional corporate structure. Each BIPC Class A Share has the same distribution as a BIP LP unit and is exchangeable for one BIP LP unit.

(c)

Brookfield Renewable Corporation (“BEPC”) is a Canadian corporation. Class A exchangeable subordinate voting shares of BEPC (“BEPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Renewable Partners L.P. (“BEP LP”) through a traditional corporate structure. Each BEPC Class A Share has the same distribution as a BEP LP unit and is exchangeable for one BEP LP unit.

2023 MANAGEMENT INFORMATION CIRCULAR/ 21

2022 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2022. All director nominees standing for re-election attended approximately 99% of the Board meetings in 2022. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All
M. Elyse Allan	yes	8 of 8	—	—	—	4 of 4	12 of 12	100%
Angela F. Braly	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%
Janice Fukakusa	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%
Maureen Kempston Darkes	yes	8 of 8	—	—	3 of 3	4 of 4	15 of 15	100%
Frank J. McKenna	yes	8 of 8	—	4 of 4	—	—	12 of 12	100%
Hutham S. Olayan	yes	8 of 8	—	—	—	4 of 4	12 of 12	100%
Seek Ngee Huat	yes	8 of 8	—	4 of 4	—	—	12 of 12	100%
Diana L. Taylor	yes	8 of 8	—	4 of 4	3 of 3	—	15 of 15	100%

Class B Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All

Jeffrey M. Blidner	no	8 of 8	—	—	—	—	8 of 8	100%

Jack L. Cockwell	no	7 of 8	—	—	—	—	7 of 8	88%

Marcel R. Coutu(a)	yes	8 of 8	8 of 8	—	3 of 3	—	19 of 19	100%

Bruce Flatt	no	8 of 8	—	—	—	—	8 of 8	100%

Brian D. Lawson	no	8 of 8	—	—	—	—	8 of 8	100%

Howard S. Marks	no	8 of 8	—	—	—	—	8 of 8	100%

Rafael Miranda	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%

Lord O’Donnell	no	8 of 8	—	—	—	—	8 of 8	100%

(a)	Mr. Marcel R. Coutu stepped down from the Board on December 9, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR/ 22

2022 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at the Corporation’s Annual Meeting of Shareholders held on June 10, 2022.

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,180,227,988	99.46	6,420,837	0.54
Angela F. Braly	1,179,597,273	99.41	7,051,552	0.59
Janice Fukakusa	1,177,393,622	99.22	9,255,203	0.78
Maureen Kempston Darkes	1,131,339,977	95.34	55,308,848	4.66
Frank J. McKenna	1,054,226,188	88.84	132,422,637	11.16
Hutham S. Olayan	1,181,582,738	99.57	5,066,087	0.43
Seek Ngee Huat	1,176,149,216	99.12	10,499,609	0.88
Diana L. Taylor	1,136,392,688	95.76	50,256,137	4.24

At the June 10, 2022 meeting of shareholders, the holder of Class B Shares voted all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Messrs. Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Bruce Flatt, Brian D. Lawson, Howard S. Marks, Rafael Miranda and Lord O’Donnell.

4.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its Publicly Traded Subsidiaries (other than Brookfield Renewable Partners L.P.). Deloitte has served as the external auditor of the Corporation since 1971. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2022 by Deloitte amounted to approximately $111 million, of which $106.8 million represented audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation, its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

2023 MANAGEMENT INFORMATION CIRCULAR/ 23

The following table sets forth further information on the fees billed by Deloitte to the Corporation and its subsidiaries on a consolidated basis for the fiscal years ended December 31, 2022 and December 31, 2021.

		2022			2021
$ millions	Brookfield ($)	Subsidiaries of Brookfield ($)	Total ($)	Brookfield ($)	Subsidiaries of Brookfield ($)	Total ($)
Audit	2.6	45.0	47.6	2.6	44.2	46.8
Audit-related	—	59.2	59.2	—	55.8	55.8
Tax	—	3.7	3.7	—	2.5	2.5
All other fees	—	0.5	0.5	—	0.2	0.2
Total fees	2.6	108.4	111.0	2.6	102.7	105.3

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

5.	Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach to executive compensation appropriately align the interests of management with the long-term interests of shareholders. Details of the Corporation’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 56 of this Circular.

The Corporation has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation on an annual basis. This policy reflects the Corporation’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement.

The Board, with Messrs. Blidner, Flatt and Lawson abstaining, unanimously recommends that holders of Class A Shares vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

2023 MANAGEMENT INFORMATION CIRCULAR/ 24

2022 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation

Below are the results of the vote of holders of Class A Shares on the advisory resolution on the Corporation’s Approach to Executive Compensation at the Annual Meeting of Shareholders held on June 10, 2022.

Votes For	%	Votes Against	%

1,079,090,475	90.94	107,558,345	9.06

Advisory Vote

The Say on Pay Resolution is an advisory vote and, accordingly, the results are not binding upon the Board. However, the Board and the Management Resources and Compensation Committee (“Compensation Committee”) of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation.

6.	Amendment to the Escrowed Stock Plan

The Escrowed Stock Plan was originally approved by the Board and shareholders in 2011. It is one of the Corporation’s long-term share ownership plans and is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their interests with those of other shareholders in a manner that is less dilutive than alternative long-term ownership plans, such as option plans.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares on the open market. Awards of Escrowed Shares typically vest 20% each year commencing on the first anniversary of the date of the award. On date(s) determined by the holders of the Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the increase in value of the Class A Shares held by the applicable Escrowed Company since the grant date of the Escrowed Shares. See “The Escrowed Stock Plan” on page 82 of this Circular for further details regarding the Escrowed Stock Plan.

The Board has approved an amendment to the Escrowed Stock Plan which requires shareholder approval at the meeting.

Under the current terms of the Escrowed Stock Plan, participants are either awarded Escrowed Shares or can elect to contribute Class A Shares to the Escrowed Company as consideration for the Escrowed Shares. In addition to those two existing options, the proposed amendment to the Escrowed Stock Plan will provide participants with another option: participants may alternatively contribute to an Escrowed Company a portion of existing Escrowed Shares received from previous grants (the “Contributed Escrowed Shares”) as consideration for the receipt of a grant of new Escrowed Shares (the “New Escrowed Shares”) from a different Escrowed Company (the “New Escrowed Company”). Although the Contributed Escrowed Shares will be held by the New Escrowed Company, participants who make this contribution will also receive Escrowed Shares from the New Escrowed Company that continue to track the value of the Contributed Escrowed Shares such that there is no change to the pricing, vesting, expiry date or other terms of the Contributed Escrowed Shares.

The Escrowed Stock Plan’s non-dilutive nature will also not be impacted by the amendment. As is the case under the current terms of the Escrowed Stock Plan, all Escrowed Shares (including Contributed Escrowed Shares) of an Escrowed Company will be exchanged for Class A Shares on or before the tenth anniversary of the initial grant date of such Escrowed Shares and, on a wind-up or merger of the Escrowed Company, the Corporation will be required to cancel at least that number of Class A Shares held by one or more Escrowed Companies that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges (including exchanges made in respect of Contributed Escrowed Shares).

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Shareholder Approval

The proposed amendment to the Escrowed Stock Plan described above requires approval by a majority of the votes cast by holders of Class A Shares who vote in respect of this amendment and by the holder of Class B Shares, each voting as a separate class. The Board unanimously recommends that shareholders vote in favour of the resolution, the full text of which is set forth in Appendix C of this Circular, approving the amendment to the Escrowed Stock Plan (the “Escrowed Stock Plan Amendment Resolution”).

On any ballot that may be called for on the Escrowed Stock Plan Amendment Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Escrowed Stock Plan Amendment Resolution, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted against the Escrowed Stock Plan Amendment Resolution.

7.	BNRE Restricted Stock Plan

At the meeting, shareholders will be asked to consider and vote on a resolution, the full text of which is set forth in Appendix D of this Circular (the “BNRE Restricted Stock Plan Resolution”), approving the implementation by BNRE of a restricted stock plan (the “BNRE Restricted Stock Plan”) and permitting BNRE to award restricted stock grants thereunder to certain employees and service providers of BNRE. The BNRE Restricted Stock Plan constitutes a “security-based compensation arrangement” under the applicable TSX rules. The TSX rules require that BNRE obtain securityholder approval to implement the BNRE Restricted Stock Plan, and, because the Exchangeable Class A Shares were designed to be economically equivalent to the Class A Shares and remain exchangeable on a one-for-one basis into Class A Shares, the Restricted Stock Plan Resolution must be approved by the Corporation’s shareholders. The adoption of the BNRE Restricted Stock Plan is also conditional on the approval of the TSX and all other applicable regulatory authorities, as well as approval by (i) the board of directors of BNRE and (ii) a majority of the votes cast by the holders of Exchangeable Class A Shares and by the holders of class B shares of BNRE (“BNRE Class B Shares”), each voting as a separate class, who vote in respect of a resolution approving the BNRE Restricted Stock Plan at a meeting of the shareholders of BNRE. If these approvals are not obtained, the BNRE Restricted Stock Plan will not be implemented even if the BNRE Restricted Stock Plan Resolution is approved at the meeting.

Purpose of the BNRE Restricted Stock Plan

The Restricted Stock Plan is intended to provide designated executives and key employees of BNRE and designated executives and key employees of Brookfield that provide services to BNRE or its affiliates with compensation that will align their long-term interests with those of BNRE’s shareholders. Non-employee directors of BNRE will not be eligible to participate in the BNRE Restricted Stock Plan.

The Exchangeable Class A Shares to be issued under the BNRE Restricted Stock Plan (the “BNRE Restricted Shares”) will have the advantage of allowing participants to become shareholders of BNRE, receive distributions, exercise voting rights and to have full ownership of the Exchangeable Class A Shares after the restriction period ends. BNRE Restricted Shares will need to be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date).

Exchangeable Class A Shares Reserved

The maximum number of Exchangeable Class A Shares that will be issuable under the BNRE Restricted Stock Plan is equal to 10% of the issued and outstanding Exchangeable Class A Shares and class A-1 exchangeable non-voting shares of BNRE (“BNRE Class A-1 Shares”) from time to time. As at April 20, 2023, there were 10,450,952 Exchangeable Class A Shares of BNRE and no BNRE Class A-1 Shares issued and outstanding and so BNRE expects that a maximum of approximately 1,045,095 Exchangeable Class A Shares will be available for issuance under the BNRE Restricted Stock Plan. BNRE Restricted Shares that have been cancelled or forfeited for any reason will become available for subsequent issuance under the BNRE Restricted Stock Plan. As a result, the BNRE Restricted Stock Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the Corporation’s shareholders approve all unallocated awards under the BNRE Restricted Stock Plan every three years.

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Summary of the BNRE Restricted Stock Plan

The following is a summary of the principal terms of the BNRE Restricted Stock Plan.

The number of Exchangeable Class A Shares that may be issuable to insiders of BNRE at any time, or issued in any one year to insiders of BNRE, under any of its security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding Exchangeable Class A Shares and BNRE Class B Shares; and no more than 5% of the issued and outstanding Exchangeable Class A Shares may be issued under these arrangements to any one person. In addition, the number of Class A Shares that may be issuable to insiders of the Corporation at any time, or issued in any one year to insiders of the Corporation, under any of its security-based compensation arrangements together with the BNRE Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding Class A Shares.

The board of directors of BNRE will administer the BNRE Restricted Stock Plan and determine the vesting period for each BNRE Restricted Share grant, which is expected to be 20% per year over five years commencing the first year after the grant. The BNRE Restricted Shares will not be transferable until they are vested and no longer subject to any hold periods under the BNRE Restricted Stock Plan, other than in the event of death or as otherwise approved by the board of directors of BNRE. No incremental entitlements will be triggered by a change in control of BNRE under the BNRE Restricted Stock Plan.

The BNRE Restricted Stock Plan will set out provisions regarding the forfeiture of BNRE Restricted Shares following a change in the employment status of a participant. In general, all vested BNRE Restricted Shares will remain outstanding, and all unvested BNRE Restricted Shares will be forfeited on, a participant’s termination date from BNRE or Brookfield, except as follows: in the event of termination for cause, all unvested BNRE Restricted Shares as well as vested BNRE Restricted Shares that remain subject to a hold period will be forfeited.

The BNRE Restricted Stock Plan will contain an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of Exchangeable Class A Shares issuable under the BNRE Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of BNRE on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BNRE Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BNRE Restricted Stock Plan or any BNRE Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BNRE Restricted Stock Plan.

The BNRE Restricted Stock Plan Resolution

The BNRE Restricted Stock Plan described above requires approval by a majority of the votes cast by the holders of Class A Shares who vote in respect of the BNRE Restricted Stock Plan Resolution and by the holder of the Class B Shares, each voting as a separate class. The Board has approved the adoption of the BNRE Restricted Stock Plan and unanimously recommends that shareholders vote in favour of the BNRE Restricted Stock Plan Resolution.

On any ballot that may be called for on the BNRE Restricted Stock Plan Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the BNRE Restricted Stock Plan Resolution, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted against the BNRE Restricted Stock Plan Resolution.

8.	Shareholder Proposal

Shareholders will be asked to consider a shareholder proposal from the B.C. General Employees’ Union General Fund and the B.C. General Employees’ Union Strike Fund (together, the “Shareholder”) relating to tax transparency initiatives (the “Shareholder Proposal”), as more particularly described in Part Six of this Circular. The Board unanimously recommends that the shareholders vote against the Shareholder Proposal for the reasons set out in Part Six of this Circular.

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The Shareholder Proposal must be approved by a majority of the votes cast by the holders of Class A Shares who vote in respect of the proposal, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called in respect of a vote on the Shareholder Proposal, the management representatives designated on the form of proxy intend to vote such shares AGAINST the Shareholder Proposal, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted for the Shareholder Proposal.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of the Corporation and our shareholders.

Corporate Governance		Compensation

•  8 independent director nominees

•  Separate Chair and CEO

•  Private sessions of independent directors after each Board and committee meeting

•  Only independent directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

•  Risk oversight by the Board and the Risk Management and Audit Committees

•  Oversight of environmental, social and governance matters

•  Board and committee self-evaluations

•  All directors attended approximately 99% of meetings held

•  Robust Code of Business Conduct and Ethics

•  Board Diversity Policy

Shareholder Rights

•  Executive compensation program with emphasis on long-term incentives where rewards are reflective of strong performance over time (described in more detail in the “Compensation Discussion and Analysis” section of this Circular)

•  Director share ownership guidelines requiring directors to hold shares and share units having a value of at least 3 times their annual retainer

•  Independent directors required to take 50% of their annual retainer in deferred share units, regardless of existing ownership

•  Share retention policy of at least 5 times annual salary and post-exercise hold period requirements for executives

•  Executives’ incentive awards/equity compensation subject to clawback

•  Anti-hedging, short sale and pledging restrictions

• Annual election of directors
• Majority voting for directors
• Cumulative voting for directors
• Active shareholder engagement

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators (“CSA”) and the TSX. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes- Oxley Act”).

Board of Directors

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through four standing committees: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management (each a (“Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bn.brookfield.com under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing the Corporation’s long-term strategic planning process and reviewing and approving its annual business plan;

•	safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources;

•	promoting effective corporate governance;

•	overseeing the Corporation’s environmental, social and governance (“ESG”) program and related practices;

•	overseeing management’s approach to managing the impact of key risks facing the Corporation;

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•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning; and

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bn.brookfield.com under “Corporate Governance.”

Meetings of the Board

The agenda for each Board meeting is set by the Chair, in consultation with the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the full Board.

The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings and consider dividend payments and once to review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy.

In 2022, there were eight regularly scheduled Board meetings. In addition, the annual strategy session was held in December 2022.

Eight regular meetings and one strategy session are scheduled for 2023.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session of the Board is chaired by the Chair, who reports back to the CEO on any matters requiring action by management. There were eight private meetings of independent directors during 2022.

Private sessions of the Committees without management and affiliated directors present are also held after each committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that the Chair and at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee of the Board (the “Governance Committee”), which evaluates director independence based on the guidelines set forth under applicable securities laws.

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In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent(a), Affiliated(b) or Management(c) director.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
M. Elyse Allan	✓
Jeffrey M. Blidner		✓	✓	Mr. Blidner is a Vice Chair of the Corporation
Angela F. Braly	✓
Jack L. Cockwell		✓		Mr. Cockwell is a shareholder and director of BAM Partners, and the Chairman of Brookfield Partners Foundation
Maureen Kempston Darkes	✓
Bruce Flatt		✓	✓	Mr. Flatt is the CEO of the Corporation
Janice Fukakusa	✓
Brian D. Lawson		✓	✓	Mr. Lawson is a Vice Chair of the Corporation
Howard S. Marks		✓		Mr. Marks is the Co-Chairman of Oaktree Capital Group
Frank J. McKenna	✓
Rafael Miranda	✓

Lord O’Donnell		✓		Lord O’Donnell serves as a senior advisor to the Corporation in Europe
Hutham S. Olayan	✓
Diana L. Taylor	✓

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation.“De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of the Corporation.

The Board considers that the eight directors listed as “Independent” above (approximately 57% of the Board) are independent.

Term Limits and Board Renewal

The Governance Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Governance Committee’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Governance Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Corporation does not have term limits or other mechanisms that compel Board turnover. The Governance Committee does believe that periodically adding new voices to the Board can help the Corporation adapt to a changing business environment and Board renewal continues to be a priority.

The Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board). Assuming all 14 director nominees are elected at the meeting, four new directors will have joined the Board over the past five years, which represents a turnover of 25% of a Board set at 16 directors. The Board tenure profile of the Corporation is set out below.

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Board Diversity Policy

Brookfield is committed to enhancing the diversity of the Board. The Corporation’s deep roots in many global jurisdictions inform its perspective on diversity and the Corporation’s view is that its Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•

Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•

In the director identification and selection process, diversity on the Board, including the factors referenced above, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

•	The Board has an ongoing gender diversity target of ensuring at least 30% of directors are women.

The Board increasingly reflects a diversity of gender, ethnic and racial backgrounds. Of the nine independent directors and 15 total number of directors currently on the Board, six directors are women (all are independent directors and all six are standing for re-election). If the Special Resolution to decrease the number of directors is approved and all of the 14 director nominees are elected at the meeting, there will be six women on the Board, or 75% of the independent directors on the Board and approximately 43% of the entire Board, as shown in the gender and diversity metrics table below for the director nominees:

Women on the Board

Number(a)	Percentage	Minimum Target	Target Met
		Percentage
6	43%	30%	Met

(a)	Of the six directors set out above, two self-identify as ethnically diverse, which represents approximately 14% of the Board.

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The Governance Committee is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because the Corporation believes that directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation requires that each director hold Class A Shares, Exchangeable Class A Shares, Restricted Shares and/or DSUs in the Corporation having, in the aggregate, a value equal to at least three times the director’s annual retainer fee (the “Annual Retainer”), as determined by the Board from time to time. New directors have five years from the date of joining the Board to achieve this minimum economic ownership requirement. Independent Directors are required to take one-half of their Annual Retainer in the form of DSUs.

Director Orientation

The Corporation’s director orientation program consists of private educational sessions with members of senior management and a comprehensive orientation package. These sessions include information on the Corporation’s various businesses, its culture, its corporate governance practices, its approach to ESG matters and risk management, as well as information regarding the Board and Committee framework in place to manage the Corporation’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to the Corporation.

Director Education and Site Visits

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. On a rotating basis, directors are provided with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about Brookfield. Directors also receive presentations on new developments and trends in corporate governance and director fiduciary duties as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to Brookfield’s businesses. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to “high potential” executives and better enable the Board to assess the Corporation’s bench strength from a succession standpoint.

The Corporation’s quarterly Board materials include a general market report which incorporates detailed information on developed and emerging economies. As well, throughout the course of the year the directors are privy to a number of educational sessions as part of the Board and committee meetings. In 2022 for example, sessions included the following topics to name a few: technology investing and lottery services, life science and biotechnology properties, semiconductor manufacturing, ESG with a focus on climate change initiatives, carbon emission reductions, governance and cybersecurity risk management.

In addition, the Board has an established practice of organizing off-site visits to the Corporation’s business operations in key markets outside Toronto and New York, where regularly scheduled Board meetings are normally held. These off-site visits are designed to provide an opportunity for directors to learn about the Corporation’s major businesses by viewing the operations firsthand and meeting in person with local management. In 2022, certain directors participated in off-sites where they visited some of our larger operating businesses firsthand. In September 2022, certain directors travelled to Oregon, U.S. to visit the Shepherds Flat wind repowering site. The visit included a tour of Shepherds Flat’s operating facilities and an overview of the Shepherds Flat acquisition and assets. The directors were accompanied by members of our local management teams, including senior investment professionals. In December 2022, certain directors travelled to Brazil to visit Brookfield’s business operations in the region, specifically the operations of four portfolio companies including a solar energy plant, water and waste platform, and Fleetwood transport company. These off-sites provided the directors with an opportunity to meet with local management teams, community and business leaders, and deepened their understanding of the Corporation’s operations in Brazil and Oregon, respectively. The next full Board off-site visit is scheduled to occur in the Fall of October 2023.

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Director Commitments

The Governance Committee monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the Governance Committee is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the Governance Committee’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of the Corporation’s shareholders. The Governance Committee has determined that all director nominees are able to devote the time and attention required to provide effective oversight as a Board member.

Interlocking Directorships

The Governance Committee monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. In March 2023, the Governance Committee determined that there were no board or committee interlocks.

Committees of the Board

The four standing Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;

•	Governance and Nominating Committee;

•	Management Resources and Compensation Committee; and

•	Risk Management Committee.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on the Corporation’s website, https://bn.brookfield.com under “Corporate Governance.” It is the Board’s policy that all Committees, except the Risk Management Committee, must consist entirely of independent directors. The Risk Management Committee must not include any current members of management. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Corporation’s external

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auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met eight times in 2022.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Corporation to the Board for a determination as to whether this association affects the independent status of the director.

As at April 20, 2023, the Audit Committee was comprised of the following three directors: Ms. Janice Fukakusa (Chair), Ms. Angela F. Braly, and Mr. Rafael Miranda. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Ms. Fukakusa is qualified as a “designated financial expert.” Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, positions she held for approximately ten years. Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc., and she currently serves on the audit committee of The Procter and Gamble Company. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electronic utility company in Spain, and in this capacity oversaw the preparation of financial statements for Endesa, S.A. Mses. Fukakusa and Braly, and Messrs. Miranda and Coutu (until December 2022) were members of the Audit Committee during 2022.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “Audit Committee Information” on pages 42 of the Corporation’s Annual Information Form for the year ended December 31, 2022 (the “AIF”) which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Governance and Nominating Committee

It is the responsibility of the Governance Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance Committee met four times in 2022.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the Governance Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The Governance Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness.

The Governance Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Governance Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members.

The Governance Committee is responsible for overseeing the Corporation’s approach to ESG matters which includes a review of the Corporation’s current and proposed ESG initiatives and any material disclosures regarding ESG matters.

In addition, on an annual basis, the Governance Committee reviews and recommends for approval to the Board, a number of the Corporation’s conduct guidelines and corporate policies, including the Code of Business Conduct and Ethics (the “Code”)

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and guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

As at April 20, 2023, the Governance Committee was comprised of the following three directors: Mr. Frank J. McKenna (Chair), Mr. Seek Ngee Huat and Ms. Diana L. Taylor, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. McKenna and Seek and Ms. Taylor were members of the Governance Committee throughout 2022.

Management Resources and Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to the Board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans, and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through the Corporation’s ethics hotline, a referral from the Corporation’s human resources department, or the Risk Management Committee. The Compensation Committee met three times in 2022.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment.

The Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that the Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Corporation’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards. The Board has adopted its own governance policy that not more than one-third of the members of the Compensation Committee may be current chief executive officers of a publicly traded entity.

As at April 20, 2023, the Compensation Committee was comprised of the following three directors: Ms. Diana L. Taylor (Chair), Mr. Rafael Miranda, and Ms. Maureen Kempston Darkes, all of whom meet the additional criteria for independence described in the paragraph above. None of the Compensation Committee members is currently the chief executive officer of a publicly traded entity. Mses. Taylor and Kempston Darkes, and Mr. Coutu (until December 2022) were members of the Compensation Committee during 2022.

Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, litigation and regulatory, fraud, bribery and corruption, health, safety and the environment, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2022.

As at April 20, 2023, the Risk Management Committee was comprised of the following three directors: Mses. Maureen Kempston Darkes (Chair), M. Elyse Allan, and Hutham S. Olayan, all of whom are independent directors. Mses. Kempston Darkes, Allan and Olayan were members of the Risk Management Committee throughout 2022.

Reporting

Each Committee Chair provides a report to the Board following a meeting of their committee. A committee’s report to the Board provides a review of the matters that came before the committee during its meeting and a summary of any decisions that the Committee made. Additionally, as part of the committee’s report, the committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each committee provides a report to shareholders highlighting its work and achievements during the prior year.

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Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey are reviewed by the Governance Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance Committee for planning purposes.

The Chair holds private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on the individual director’s contributions. This interview process also includes a peer review, where each director is asked to provide feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the Governance Committee as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO and reserves the Chair position for an independent director. The Chair is Mr. Frank McKenna, an independent director, and the CEO is Mr. Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each committee chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, https://bn.brookfield.com under “Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO, CFO and Corporate Secretary; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure is in place; providing an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the Corporation’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives of the Corporation; setting the direction for the Corporation’s approach to ESG within its corporate and asset management activities; and, together with the CFO, establishing and maintaining controls and procedures appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair and committee meetings at the invitation of the respective Committee Chairs.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

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Strategic Planning

The Board oversees the Corporation’s strategy of being focused on deploying its capital, allocated across our three businesses of asset management, insurance solutions and our operating businesses, on a value basis and compounding it over the long term. To facilitate this strategy, the Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews the Corporation’s business model, which is to deploy capital across its existing businesses and utilize its global reach to identify the next high quality, market leading business to acquire, and then seek to enhance the cash flows and values of these assets and businesses through established operating business groups. The Corporation’s strategic plan is designed to achieve attractive long-term total returns for shareholders while minimizing risk and enhancing value across our various stakeholder groups in the best interests of the Corporation. At the annual strategy session, the Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan.

The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. This occurs in December of each year, where the Board reviews and provides input into management’s business plan for the coming year. Material deviations from the approved annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing the Corporation’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to Brookfield and its businesses, in the event that adjustments to the Corporation’s strategy may be considered.

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. The Corporation has established a risk management framework for managing risks across the organization and the Board has overseen the development of a disciplined and focused approach to risk management.

Given the diversification and scope of Brookfield’s operations, the Corporation seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks vary based on its unique business and operational characteristics. At the same time, the Corporation utilizes a coordinated approach to risks with the potential to impact Brookfield’s business as a whole, as well as risks that tend to be more pervasive and correlated in their impact across the organization. A coordinated approach is also emphasized where management can bring together specialized knowledge to better manage such risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

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Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of Board and Committee activities and potential conflicts of interest.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource matters, including succession planning, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures and reviews risk management practices with management to assess the effectiveness of efforts to mitigate key organizational risks, as well as confirm that the Corporation has an appropriate risk taking philosophy and suitable risk capacity.

Environmental, Social and Governance Management

ESG at Brookfield

Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what we have learned throughout our 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to robust ESG programs throughout our businesses and underlying operations, which has always been a key priority for us.

While ESG principles have always been embedded in how we run our business, we formalized our approach with the publication of Brookfield’s ESG principles in 2016. In 2022, we developed a global ESG Policy incorporating our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior executives at Brookfield as well as each of Brookfield’s business groups.

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Our ESG policy outlines our approach to ESG which is based on the following guiding principles:

Mitigate the impact of our operations on the environment:

–   Strive to minimize the environmental impact of operations and improve our efficient use of resources over time

–   Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner

Ensure the well-being and safety of employees:

–   Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment

–   Operate with leading health and safety practices to support the goal of zero serious safety incidents

Uphold strong governance practices:

–   Operate to the highest ethical standards by conducting business activities in accordance with the Code

–   Maintain strong stakeholder relationships through transparency and active engagement

Be good corporate citizens:

–   Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions

–   Support philanthropy and volunteerism by our employees

ESG Governance

Robust ESG programs throughout our businesses and underlying operations has always been a key priority. Brookfield understands that good governance is essential to sustainable business operations. Brookfield’s Board of Directors, through its Governance and Nominating Committee, has ultimate oversight of Brookfield’s ESG strategy and receives regular updates on the Corporation’s ESG initiatives throughout the year. Brookfield’s ESG programs are supported by senior executives and experts within our asset management business, who are charged with primary accountability for driving ESG initiatives based on business imperatives, industry developments and best practices. This model facilitates the ability to leverage Brookfield’s extensive industry and operational expertise and align our ESG priorities. In each case, our ESG initiatives are supported by asset management professionals from each of these constituencies.

ESG Integration into the Investment Process

During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize Brookfield’s ESG Due Diligence Guidelines which may include the incorporation of the engagement guide published by the Sustainability Accounting Standards Board guidance. In 2022, we enhanced our ESG Due Diligence Guidelines with the addition of a comprehensive climate change risk assessment. We have also added a separate human rights and modern slavery risk assessment to our ESG Due Diligence Guidelines with the objective of mitigating the risks of modern slavery and human rights violations, including within supply chains. Where appropriate, we perform deeper due diligence, working with internal experts and third-party advisors as needed.

All investments made by our asset management business must be approved by the applicable investment committee, which makes its decision based on a set of guidelines. To facilitate this, investment teams outline for the committee all material information concerning the investment, including (among other things) the merits of the transaction and material risks, mitigants and opportunities for improvement, which include opportunities and risks relating to bribery and corruption risks, health and safety risks, and environmental, social, and other ESG considerations.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. We have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem

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with Brookfield’s investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.

When preparing an asset for divestiture, we create robust business plans outlining potential value creation deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how Brookfield has managed the investment.

Below is a summary of some of the ESG initiatives that we undertook in 2022. For additional information, please refer to Brookfield’s latest ESG report.

Environmental

Climate change mitigation and adaptation continues to be a key area of focus and Brookfield has made progress in a number of areas.

TCFD Alignment

Since becoming supporters of the Task Force on Climate-related Financial Disclosures (“TCFD”) in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Over the last year, we completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s asset management business, as well as its operating businesses and portfolio companies. Brookfield’s climate risk management methodology is aligned with the TCFD’s recommendations, and we are working towards publishing our inaugural 2022 TCFD report in the first half of 2023.

Commitment to Net Zero

Brookfield has become a signatory to the Net Zero Asset Managers initiative (“NZAM”), to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, our asset management business is commencing to take account of emissions, prioritize emissions reductions across Brookfield’s businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.

In 2022, we submitted our 2030 net zero interim target, setting out our commitment to reduce emissions by two- thirds by 2030 across $147 billion (approximately one-third) of our assets under management (“AUM”) from a 2020 base-line year.1

An integral part of Brookfield’s net zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including real estate, infrastructure, private equity, and renewable power and transition. In setting our interim target, we focused on investments where:

i.	We have control and therefore sufficient influence over the outcomes;

ii.	We could identify and implement actionable initiatives in the near term, and;

iii.	We assessed it to be value accretive to do so over the life of the investment.

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies or otherwise the majority of “financed emissions”.2

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across all assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve measurable positive outcomes.

[1]	Expressed as a percentage of total AUM excluding Oaktree Capital Management.
[2]	Excludes Scope 3 emissions in investments where Brookfield does not have control.

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In addition to the work that we are undertaking with our existing assets, we recently launched Brookfield Global Transition Fund (“BGTF”), which is the largest of its kind in the world with $15 billion dedicated to accelerating the global transition to net zero. BGTF is an important component of our net-zero strategy and will pursue opportunities only where we can make measurable positive impact, including through the development of additional clean power capacity or decarbonizing carbon-intensive businesses.

Social

Diversity, Equity and Inclusion

We recognize that our success depends upon the quality, capabilities and commitment of our people across our businesses. Developing our over 2,500 investment and asset management employees and ensuring their continued engagement is therefore one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. In 2022, we continued to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.

Our approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Specifically, over the last five years3, we have approximately doubled our employee population and our female representation at the most senior levels of the organization; female representation among managing partners/ managing directors increased from 10% to 19%, and among senior vice presidents from 17% to 32%. We have established a global process for employees to self-identify their ethnicity. This information assists us in identifying specific areas of focus related to increasing ethnic diversity. These results demonstrate our current state of diversity as at April 1, 2023:

Global Ethnic Diversity Metrics

White	50%
Asian	30%
Black	5%
Hispanic	3%
Two or More Races	6%
Did Not Respond or Declined to Self-Identify	6%

Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within the workplace, where career advancement is directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.

Occupational Health and Safety

Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body). For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.

Human Rights and Modern Slavery

Brookfield is committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern

[3]	From December 31, 2017 to December 31, 2022.

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slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, including the Vendor Code of Conduct, ESG Due Diligence Guidelines, Anti-Bribery and Corruption Policy, Anti-Money Laundering and Trade Sanctions Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses.

All employees receive training pertaining to modern slavery as part of the onboarding process and access ongoing training, as necessary. Additional training relevant to applicable regions and roles, particularly in higher-risk functions such as procurement is provided. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.

We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

Governance

We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.

Stewardship and Engagement

Brookfield is one of the largest owners and operators of real assets globally. In managing our assets, we utilize our active asset management approach to collaborate directly with our portfolio companies to facilitate the implementation of sound ESG practices that are essential for resilient businesses, while creating long-term value for our investors and stakeholders.

In addition, Brookfield utilizes its Proxy Voting Guidelines to ensure that we are voting proxies in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights, and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings. These guidelines also uphold our strong commitment to ESG practices, and our stance concerning climate risk, human rights, and diversity, equity and inclusion.

ESG Regulation

We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the European Union (“EU”) Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key focus areas for us. We have a mature cybersecurity program centered around effective proactive risk management and which takes into consideration applicable regulatory requirements and stakeholder expectations. In 2022, we undertook initiatives to further reduce cyber risk and enhance our data protection and threat-intelligence capabilities, including improving our processes for third-party risk management. Security awareness and training, including monthly social engineering testing, continue to be a core component of our cybersecurity program. We believe a culture where staff understand the risks related to cybersecurity and are engaged is critical to their role in mitigating those

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risks. All new employees receive cybersecurity training as part of their onboarding and training on an ongoing basis. For higher risk roles or in circumstances where social engineering tests have been failed, additional training is provided.

Cybersecurity is a priority at the highest level of the organization. The Board and the Risk Management Committee play an active role in overseeing how we are managing cyber risk supported by our Chief Information Security Officer. The Board receives cyber security updates, and the Risk Management Committee receives quarterly reporting on cyber and information technology risks. The cybersecurity program is governed through an Advisory Committee made up of key leaders from our business groups to ensure our program is aligned to business objectives and effective risk mitigation. The program is reviewed and evaluated on a regular basis, at a minimum annually, against the evolving threat landscape, the changing regulatory environment, and our security risk posture. In addition, we conduct regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework.

ESG Affiliations and Partnerships

Finally, we continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) that summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, https:// bn.brookfield.com under “Corporate Governance.”

The Corporation keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Brookfield may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding the Corporation and its affairs.

Management and the Corporation’s shareholders will participate virtually at the annual meeting of shareholders and in person at the annual investor day in New York (“Investor Day”), and are available to respond to questions at these events. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at bn.enquiries@brookfield.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

Code of Business Conduct and Ethics

The Corporation’s policy is that all its activities be conducted with honesty and integrity and in compliance with all applicable legal and regulatory requirements. To that end, the Corporation maintains the Code and a Positive Work Environment Policy, which is incorporated into the Code. Together, these policies set out the guidelines and principles for

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how directors and employees should conduct themselves as members of the Brookfield team. Preserving our corporate culture is vital to the organization and following the Code, which incorporates the Positive Work Environment Policy, is a critical component of achieving this.

All directors, officers and employees of the Corporation are required to provide a written acknowledgment upon joining Brookfield that they are familiar with and will comply with the Code. All directors, officers and employees of the Corporation are required to provide this same acknowledgment annually.

The Board annually reviews the Code to consider whether to approve changes in the Corporation’s standards and practices. Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from the Corporation’s internal auditors. The Code is posted on the Corporation’s website, https://bn.brookfield.com under “Corporate Governance” and is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2022, in accordance with its Charter:

Financial Reporting

✓  Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information

✓  Reviewed the systems and procedures used in preparing financial statements and reports

✓  Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting

✓  Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting and the role of the Audit Committee in reviewing consolidated financial information of the Corporation

✓  Remained responsible for review, as referred to it by the Risk Management Committee, of any allegations of financial reporting fraud or misconduct reported through the Corporation’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

External Auditor

✓  Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders

✓  Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee

✓  Reviewed and approved proposed external audit engagement and fees for the year

✓  Monitored the independence of the external auditor and received the external auditor’s report on its independence

✓  Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed

✓  Approved the Audit Policy governing the pre-approval of audit and non-audit services provided by the external auditor to the Corporation and the ratification of services delivered

✓  Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities

✓  Reviewed reports from the external auditor of Brookfield Asset Management Ltd., Brookfield Business Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P., and Brookfield Property Partners L.P. to understand areas of significant judgment and audit risks

✓  Met with the external auditor in private sessions after each Audit Committee meeting without management present

Internal Auditors

✓  Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities

✓  Received a report of the Corporation’s plan to comply with the provisions of the Sarbanes- Oxley Act

✓  Reviewed the performance of the internal auditors

✓  Reviewed and approved the internal auditors’ audit plan

✓  Met independently with the internal auditors

Financial Literacy of Audit Committee Members

✓  Assessed the financial literacy of each Audit Committee member

MANDATE

The Audit Committee oversees Brookfield’s financial reporting and disclosure, and compliance with applicable laws and regulations governing financial reporting and disclosure.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

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Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Audit Committee and the internal auditors

✓  Reviewed and approved the Report of the Audit Committee included in this Circular

✓  Reviewed the Audit Committee’s annual work program

✓  Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee

✓  Reviewed and approved the company’s quarterly valuation analysis in respect of the United States Investment Company Act of 1940

✓  Reviewed senior management’s expenses

✓  Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business

✓  Met privately as an Audit Committee after every meeting

MEMBERSHIP	Janice Fukakusa, Chair Angela F. Braly Rafael Miranda
FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the CSA and Ms. Fukakusa is a designated financial expert.
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of NI 52-110, see the “Audit Committee Information” section on pages 42 to 43 of the AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See pages 23 to 24 of this Circular for a description of the fees that Deloitte received for services rendered during the year ended December 31, 2022.

The Audit Committee met eight times in 2022. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditors and management.

This report has been adopted and approved by the Audit Committee:

Janice Fukakusa, Chair, Angela F. Braly, and Rafael Miranda.

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Report of the Governance and Nominating Committee

The following is a summary of the Governance Committee’s work during 2022, in accordance with its Charter:

Composition and Performance of the Board and its Committees

(i) Director Nominations

✓  Reviewed the size, composition and diversity of the Board and its Committees

✓  Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole

✓  Maintained an “evergreen” list of director candidates

✓  Approved eight Class A Share director nominees and eight Class B Share director nominees for election by the shareholders at the 2022 meeting of shareholders and recommended them to the Board

(ii) Evaluation of the Board, its Committees and Individual Directors

✓  Reviewed the performance of the Board, its Committees and individual directors

✓  Reviewed the process for evaluating the performance of the Board and the individual directors

✓  Reviewed and approved the current director appointments to the Committees

Director Compensation

✓  Reviewed compensation paid to the Board Chair and to the independent and affiliated directors

Disclosure

✓  Reviewed and approved the Report of the Governance Committee included in this Circular

Corporate Governance

✓  Set the Board Work Plan for 2023

✓  Evaluated and recommended enhancements to the Corporation’s governance practices

✓  Determined the executive officers of the Corporation

✓  Reviewed, evaluated, and approved the Corporation’s Code of Business Conduct and Ethics, Disclosure Policy, Personal Trading Policy, Investment and Capital Markets Policy, Say on Pay Policy, Majority Voting Policy, Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations

Environmental, Social, and Governance Matters

✓  Oversaw the Corporation’s approach to ESG matters within its corporate and asset management activities, and reviewed and approved of the Committee’s ESG Work Plan

✓  Updated the Board on ESG matter as necessary

✓  Monitored developments of international trends and best practices in corporate disclosure of ESG matters

✓  Reviewed and assessed the Corporation’s corporate responsibility strategy for ESG matters and related reporting

MANDATE

The Governance Committee oversees Brookfield’s approach to corporate governance.

The Governance Committee Charter and the Governance Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Frank J. McKenna, Chair Seek Ngee Huat Diana L. Taylor
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance Committee met four times in 2022.

This report has been adopted and approved by the members of the Governance Committee:

Frank J. McKenna, Chair; Seek Ngee Huat and Diana L. Taylor.

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Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2022, in accordance with its Charter:

Succession Planning

✓  Reviewed and assessed the Corporation’s management resource planning program

✓  Reviewed and assessed senior executive performance

✓  Assessed senior executive succession candidates

✓  Reviewed the Corporation’s diversity and high-potential executive development initiatives

✓  Reviewed the Corporation’s diversity and inclusion strategy, initiatives and progress

Executive Compensation Philosophy

✓  Reviewed the Corporation’s compensation philosophy

✓  Reviewed the Corporation’s compensation policies related to alignment of interests between its executives and the shareholders

✓  Assessed the alignment of interests of senior management through equity ownership with the creation of shareholder value over the long-term

✓  Assessed the risks associated with the Corporation’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

✓  Reviewed and approved the compensation of senior management

✓  Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans and reviewed the value outstanding in these plans

✓  Reviewed and approved the (i) Annual Management Incentive Plan awards and (ii) Long- Term Share Ownership Plan awards, and reviewed the future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

CEO Performance, Evaluation and Compensation

✓  Evaluated the CEO’s performance

✓  Reviewed and approved the compensation of the CEO

✓  Reviewed the priorities for the CEO

Disclosure

✓  Reviewed and approved for recommendation to the Board the Report on Executive Compensation and the Report of the Compensation Committee to be included in this Circular

Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Compensation Committee

✓  Reviewed and approved the CEO position description

✓  Remained responsible for review, as referred to it by the Risk Management Committee, of material allegations of workplace misconduct reported through the Corporation’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

✓  Reviewed and approved the treatment of equity compensation awards pursuant to the Arrangement

MANDATE

The Compensation Committee oversees Brookfield’s management resources and compensation strategy, plans, policies and practices.

The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at https:// bn.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Diana L. Taylor, Chair Rafael Miranda (joined on March 3, 2023) Maureen Kempston Darkes

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met three times in 2022.

This report has been adopted and approved by the members of the Compensation Committee:

Diana L. Taylor, Chair and Maureen Kempston Darkes.

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Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2022, in accordance with its Charter:

Risk Management

✓  Reviewed and considered with senior management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward

✓  Reviewed and evaluated the Corporation’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps senior management took to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), including the management of counterparty risk, in compliance with applicable policies

✓  Reviewed and discussed with senior management the Corporation’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory, and business risks, and the steps senior management took to monitor and control such risk exposures in compliance with applicable policies

✓  Reviewed and discussed with senior management emerging risk areas that could significantly impact the Corporation and senior management’s assessment and approach to such risks

✓  Reviewed and confirmed with senior management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed

✓  Reviewed with senior management the quality and competence of management appointed to administer risk management functions

✓  Reviewed with senior management the Corporation’s compliance programs

✓  Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols

✓  Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation

✓  Reviewed and evaluated the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption

✓  Provided oversight of cybersecurity risks, including assessing the likelihood, frequency and severity of cyber attacks and data breaches, whether from internal or external sources, and reviewed management’s cybersecurity practices in the context of the Corporation’s risk profile

✓  Provided oversight of the Corporation’s ethics hotline

✓  Remained responsible for referring allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting to the Audit Committee and allegations of workplace misconduct to the Management Resources and Compensation Committee

✓  Considered other matters of a risk management nature as directed by the Board

Other Duties and Responsibilities

✓  Reviewed and recommended for approval the Charter of the Risk Management Committee

✓  Reviewed and approved the Corporation’s Treasury and Financial Risk Management Policy

✓  Reviewed and approved the Corporation’s Anti-Bribery and Corruption Policy and Program

MANDATE

The Risk Management Committee oversees Brookfield’s corporate risk management activities.

The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at https:// bn.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Maureen Kempston Darkes, Chair M. Elyse Allan Hutham S. Olayan
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Risk Management Committee met four times in 2022.

This report has been adopted and approved by the members of the Risk Management Committee: Maureen Kempston Darkes, Chair; M. Elyse Allan and Hutham S. Olayan.

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PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board for the 2022 fiscal year was as follows (in U.S. dollars):

Compensation Elements	Amount	Comments

Board Chair Retainer	$600,000(a)	The Chair does not receive any additional compensation for serving as the Chair of the Governance Committee.

Director Retainer (b)	$225,000

Audit Committee Chair Retainer	$35,000

Compensation and Risk Management Committee Chair Retainers	$15,000

Audit Committee Member Retainer (Non-Chair)	$10,000

Travel stipend – for non-residents of the Toronto and New York City areas	$15,000	This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a)	Currently taken 100% in DSUs.
(b)	For non-Chair and non-management directors. Effective January 1, 2023, the annual retainer increased from US$225,000 to US$250,000.

Members of management who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Governance Committee annually reviews the compensation paid to the Chair and non-management directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies.

In 2022, the directors, excluding Messrs. Blidner, Flatt and Lawson, collectively received annual director compensation having a total value of $3,703,526, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation of $596,266 and DSUs of the Corporation valued at $3,107,260, which represented approximately 16% and 84%, respectively, of total compensation paid to these directors during 2022.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors in relation to their Board membership.

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2022 Director Compensation

The following table sets out compensation received during 2022 by the Corporation’s directors(a)(b) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)	Share-Based Award (DSUs) ($)(c)		All Other Compensation ($)		Compensation Total ($)
M. Elyse Allan		—	227,500		—		227,500
Angela F. Braly		—	250,000	(d)	—		250,000
Marcel R. Coutu(e)	Audit Committee Chair	—	241,010	(d)	—		241,010
Janice Fukakusa		—	251,250		—		251,250
Maureen Kempston Darkes	Risk Management Committee Chair	120,000	120,000		—		240,000
Howard S. Marks		—	225,000		—		225,000
Frank J. McKenna(f)	Board Chair and Governance Committee Chair	—	600,000		—		600,000
Rafael Miranda		—	247,500	(d)	—		247,500
Lord O’Donnell		—	240,000	(d)	247,320	(g)	487,320
Hutham S. Olayan		—	225,000		—		225,000
Seek Ngee Huat		—	240,000	(d)	—		240,000

Diana L. Taylor	Compensation Committee Chair	—	240,000		—		240,000

Total		120,000	3,107,260		247,320		3,474,580

(a)

Messrs. Lawson, Flatt and Blidner do not receive any compensation in their capacity as directors of the Corporation or for any other board that they sit on for the Corporation. For Mr Flatt’s compensation as a Named Executive Officer, see pages 72 to 73 and 76 to 80 of this Circular. Messrs. Blidner and Lawson’s compensation for 2022 in their capacity as a Vice Chair of the Corporation included a salary of C$600,000.

(b)

In 2022, Mr. Cockwell received $225,000 in his capacity as an affiliated director and received health benefits under the Corporation’s health plan valued at $3,946 (C$5,133 converted at the average exchange rate for 2022 of C$1.00 = US$0.7688).

(c)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.
(d)	Includes travel stipend to eligible directors of $15,000.
(e)	Mr. Coutu stepped down from the Board on December 9, 2022.
(f)	Mr. McKenna received an annual retainer of $600,000 in 2022. He does not receive any additional compensation for serving as the Governance Committee Chair.
(g)

Lord O’Donnell has an advisory relationship with the Corporation in respect of its European operations for which he receives an annual fee of £200,000. In 2022, under this arrangement Lord O’Donnell received fees of $247,320 (£200,000 converted to U.S. dollars at the average exchange rate for 2022 of £1.00 = US$1.2366 as reported by Bloomberg).

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2022, the directors, excluding Messrs. Blidner, Flatt and Lawson, received an aggregate of $74,086 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt, whose awards relate to his role as an employee of the Corporation and is disclosed under “Compensation of Named Executive Officers” beginning on page 76 of this Circular.

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Outstanding Share-Based Awards as at December 31, 2022 (Named Executive Officer directors excluded)

The following table shows the number and market value of vested DSUs held by the Corporation’s directors at December 31, 2022

	Share-Based Awards (a) (b) (c) Deferred Share Units (DSUs)

Name	Number of Vested DSUs (#)	Market Value of Vested DSUs ($) (b)
M. Elyse Allan	45,821	1,441,526
Jeffrey M. Blidner (d)	1,169,168	36,764,434
Angela F. Braly	54,928	1,728,038
Jack L. Cockwell	1,503,125	47,262,649
Janice Fukakusa	13,458	423,397
Maureen Kempston Darkes	99,627	3,132,465
Brian D. Lawson (d)	2,077,046	65,315,842
Frank J. McKenna	326,356	10,263,071
Howard S. Marks	14,662	461,256
Rafael Miranda	35,764	1,125,136
Lord O’Donnell	70,964	2,232,337
Hutham S. Olayan	9,242	290,756
Seek Ngee Huat	76,622	2,410,189

Diana L. Taylor	104,017	3,271,884

(a)

Non-management directors only have DSUs outstanding and no Options or RSUs outstanding, other than Mr. Cockwell who has RSUs outstanding as shown in the table below. For additional disclosure, the following table shows the number and market value as at December 31, 2022 of the Manager-tracking DSUs issued in connection with the DSU Arrangement Adjustments:

Name	Number of Vested DSUs	Market Value of Vested DSUs
	(#)	($)

M. Elyse Allan	10,961	314,259

Jeffrey M. Blidner	290,989	8,342,659

Angela F. Braly	13,179	377,834

Jack L. Cockwell	286,243	8,206,594

Janice Fukakusa	2,837	81,351

Maureen Kempston Darkes	24,559	703,295

Brian D. Lawson	392,658	11,257,496

Frank J. McKenna	80,044	2,293,003

Howard S. Marks	3,206	91,915

Rafael Miranda	8,409	241,084

Lord O’Donnell	17,189	492,739

Hutham S. Olayan	1,857	53,242

Seek Ngee Huat	18,598	533,043

Diana L. Taylor	25,416	728,457

(b)

The market value is based on the closing price of a Class A Share on the TSX on December 30, 2022 of $31.43 (C$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable, and for Manager-tracking DSUs the value is based on the closing price of a Manager Class A Share on the TSX on December 30, 2022 of $28.62 (C$38.77 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $28.67 on the NYSE as applicable.

(c)	There were no unvested DSUs as at December 31, 2022.
(d)	Messrs. Blidner and Lawson’s DSUs were granted in their capacity as employees of the Corporation and included DSUs issued in connection with the RSU Arrangement Adjustments as defined on page 60.

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Outstanding Escrowed Shares as at December 31, 2022 (Named Executive Officer directors excluded)

The following table shows the number and market value of Escrowed Shares held by the Corporation’s directors at December 31, 2022.

	Escrowed Shares
Name	Number of Vested Escrowed Shares (#)(a)	Market Value as at December 31, 2022 ($)(b)

Jeffrey M. Blidner	1,037,664	—

Brian D. Lawson	1,393,211	—

(a)

Includes Escrowed Shares issued in connection with the Escrowed Share Arrangement Adjustments as defined on page 60. In addition, Mr. Blidner has 167,192 unvested Escrowed Shares and Mr. Lawson has 328,037 unvested Escrowed Shares outstanding.

(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

Outstanding Restricted Share Units as at December 31, 2022

	Restricted Share Units (RSUs) (a)
Name	Number of Restricted Share Units (#)	Issuance Price (b) ($)	Market Value as at December 31, 2022 (c) ($)

Jack L. Cockwell	126,563 862,225 607,500	2.90 4.39 6.70	3,611,545 23,320,900 15,025,714

Brian D. Lawson	632,812	2.90	18,057,705

	1,017,828	4.39	27,529,564

	607,500	6.70	15,025,714

(a)	RSUs are not redeemable until cessation of employment and have no expiration date.
(b)	The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382.
(c)

The market value is the amount by which the closing price of Class A Shares on December 30, 2022 exceeded the issuance price of the RSU award. The closing price of a Class A Share on the TSX on December 30, 2022 was $31.43 (C$$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382).

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Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent the Corporation’s shareholders if they have an alignment of economic interest. Accordingly, directors are required to hold Class A Shares, Exchangeable Class A Shares, DSUs and/or Restricted Shares of the Corporation having a value of at least three times their Annual Retainer (the “Director Share Ownership Guideline”). This minimum ownership requirement is currently $750,000 for non-management directors and $1,800,000 for the Chair. A director must achieve this minimum ownership requirement within five years of joining the Board.

All independent directors are required to receive at least 50% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 66 to 68 of this Circular). Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs, Restricted Shares or cash.

As at April 20, 2023, all of the proposed nominees for election to the Board who are required to meet the ownership requirement have done so.

Anti-Hedging Policy

In order to maintain the alignment of interests between the Corporation and its directors, the Corporation generally prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in the Corporation while reducing their exposure to changes in the Corporation’s share price. Moreover, a director may not hold a short position in any security of the Corporation or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity. Under limited circumstances, a director may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such director, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO and CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such director in excess of the interests that such director is required to hold under the Director Share Ownership Guidelines. To date, no director has hedged the economic value of their direct or indirect interests in the Corporation.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares and DSUs held by the 14 proposed nominees for election to the Board at the meeting. See pages 12 to 19 of this Circular for information on the individual equity ownership of the director nominees, and also ownership of the Partnership as described on page 7.

Holdings As at April 20, 2023 (millions)	Class A Shares (a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Share (#)

Total	132,887,151	7,649,810	140,536,961

(a)

Includes (i) the directors’ pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis) and (ii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

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PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

	TABLE OF CONTENTS

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	56

	Compensation Discussion and Analysis Overview	56

	Overview of the Business in 2022	58

	Distribution of Asset Management Business	59

	Compensation Committee Governance	60

	Compensation Approach	63

	Key Elements of Compensation	64

	Key Policies and Practices	68

	2022 Compensation Decisions	71

	Five-year Chief Executive Officer Review	73

	Compensation of Named Executive Officers	76

Compensation Discussion and Analysis Overview

Brookfield’s objective is to compound capital, delivering strong annual returns to shareholders over the long-term. Today, our capital is invested across three businesses - asset management, insurance solutions, and our operating businesses. We remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. By leveraging our global reach and expertise, our goal is to identify new investment opportunities that provide strategic value overall for Brookfield and the potential for attractive returns over the long-term. We believe that the price of the Class A Shares over the long-term is the most relevant and appropriate measure of whether we have achieved this goal.

Being successful at continuing to scale our existing businesses and identifying the next market leading business requires a management team with a long-term focus on running the business, predicated on collaborative relationships, the discipline to follow our investment strategy in good and more difficult times, and an entrepreneurial mindset. In furtherance of our investment approach, we employ a talent management strategy designed to (i) attract people who embrace this long-term focus and demonstrate our values of collaboration, discipline, and entrepreneurship, and (ii) ensure we develop and retain them. The policies and practices we adopt to do this are deliberate. We follow them because they have demonstrably supported, and we believe will continue to support, our long-term approach to running the business.

A critical component of our talent management strategy is our approach to compensation. Our decades of experience has taught us that the approach we take to compensation is essential to executing our long-term business plan. Our approach is designed to:

•

Attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business approach to creating shareholder value over the long-term. To do this, we emphasize:

▪	long-term decision-making with a focus on capital preservation and achievement of risk-adjusted returns, and

▪	collaboration across the organization to ensure we harness the power of the breadth of our platform.

•	Reward consistent performance over the long term, aligned with the interests and expectations of our long-term investors.

Compensation Arrangements Create Alignment of Interests between Shareholders and Management

While the goals of our compensation arrangements are similar to the goals expressed by many companies, the policies and practices we use to achieve these goals differ in certain respects from market convention. Our compensation policies and practices have been shaped to align our executives with our goal of creating exceptional value for our shareholders with a

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focus on long-term stewardship of the business. More specifically, our compensation programs consistently focus on the long term:

•

All executives receive a significant portion of their compensation in the form of Brookfield equity which vests for a minimum of a 5-year period in arrears. As individuals progress in seniority, more of their compensation is in the form of long-term awards. The Named Executive Officers, in aggregate, have on average received approximately 80% of their annual compensation in the form of long-term awards over the last five years. While Chief Executive Officers at most large public organizations often receive the majority of their compensation in the form of long-term incentives, the proportion of annual compensation earned by the entire Brookfield Executive Officer[4] team in the form of awards under Brookfield’s long-term ownership plans, and having it vest over a 5-year period, is not typical in the market today.

•

Cash bonuses represent a relatively modest proportion of each Executive Officer’s total average annual compensation. Further, Executive Officers are eligible to elect to receive their cash bonuses in the form of long-term incentives.

•

Our option and Escrowed Share awards have a 10-year life. Our Executive Officers have consistently held these equity-based awards for over eight years on average; moreover, upon exercise and/or exchange, our Executive Officers have retained by far the majority of the net proceeds in the form of Class A Shares.

•

Executive Officers are required to hold a minimum of five times their salary in Brookfield equity. More importantly, the value of our Executive Officers’ holdings of Brookfield shares and share equivalents significantly exceeds this requirement by many more multiples. This exceptionally high share ownership across our Executive Officers further demonstrates management’s strong alignment with and belief in the long-term prospects of the business.

•

Management, officers and directors of the Corporation and its affiliates hold direct, indirect and economic interests in the Corporation, representing over 330 million Class A Shares and share equivalents of the Corporation. Put simply, our management team acts like, thinks like, and is a significant owner, alongside all of our shareholders, of the business.

In addition, Brookfield has adopted the following policies which further support a long-term ownership focus and alignment with shareholders:

•	Executive Officers are required to hold, for at least one year, an interest in Class A Shares equal to the net proceeds realized on the exercise of options or the exchange of Escrowed Shares.

•	Departing executives forfeit all unvested long-term incentive plans awards unless a different arrangement is specifically approved by the Compensation Committee.

•

The Corporation’s clawback policy provides for the reimbursement of incentive and equity-based compensation by Executive Officers in the event of restatements or conduct that is detrimental to the business.

In light of the significant long-term nature of our approach to compensation, we do not add performance conditions to our vesting terms. In general, performance vesting involves setting specific performance metrics which the Corporation is required to meet over a specified performance period before executives are entitled to receive value under the long-term plan. It is quite common for these provisions to include performance periods of three years. As noted above, our compensation programs provide for longer vesting periods of five years. Moreover, even these longer vesting periods are eclipsed by the average duration of our Executive Officers’ holdings of their equity awards in Brookfield. We believe that adding short-term performance metrics to our compensation plans would be detrimental to our overall long-term focus. While we are respectful of those who use these metrics, we have reviewed this approach and do not believe it is in the best interests of our shareholders or of the business.

[4]

Prior to the completion of the Arrangement, there were ten Executive Officers of the Corporation. Following completion of the Arrangement, two Executive Officers remained with the Corporation. Forward-looking references to “Executive Officers” refer to the two remaining Executive Officers of the Corporation.

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Value creation for our senior management team is virtually 100% based on share price in the long term — we do not provide performance multipliers that pay out for strong performance in a weak market or for achieving internal targets set by management — our management receive value from their equity awards only when our shareholders realize value over the long-term. We believe that the effectiveness and alignment of our approach to compensation with the interests of our shareholders is most clearly evidenced by the over 4,800% growth in our share price over the past 30 years, resulting in a total shareholder return of 20% per annum. This equates to a $1,000 investment in Brookfield 30-years ago being worth $237,376 today.

The following sections provide a detailed description of the Corporation’s executive compensation philosophy and programs and the decisions of our Compensation Committee under these programs, as well as the factors considered in making its decisions.

Overview of the Business in 2022

The Corporation’s operations are comprised of our asset management business, our four primary operating businesses of renewable power and transition, infrastructure, private equity, and real estate, and our corporate activities, which collectively represent six global operating segments. Certain executives who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of the Corporation’s principal operating segments; or (iii) perform a similar policy making function for the Corporation are senior management of the Corporation. For 2022, our Named Executive Officers were the individuals set out in the table below, two of which remained Executive Officers as at December 31, 2022.

The Corporation’s compensation philosophy described in the Compensation Discussion and Analysis is applicable for all corporate executives; however, the focus is on the compensation of our Named Executive Officers for 2022 who were the following:

Named Executive Officer(a)	Position
Bruce Flatt	Managing Partner and Chief Executive Officer

Nicholas Goodman	President and Chief Financial Officer

Sachin Shah	Managing Partner

Brian W. Kingston	Managing Partner

Cyrus Madon	Managing Partner

Samuel J.B. Pollock	Managing Partner

(a)

Prior to the completion of the Arrangement on December 9, 2022, Messrs. Shah, Kingston, Madon and Pollock were Executive Officers of the Corporation. Following completion of the Arrangement, only Messrs. Flatt and Goodman remained Executive Officers of the Corporation.

The Compensation Committee approves the compensation for the Named Executive Officers of the Corporation.

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The Board has charged the Executive Officers with building a global business focused on compounding capital over the long-term. The following table outlines the key business accomplishments for 2022:

  2022 Business Achievements

•  On December 9, 2022, we successfully completed the public listing and distribution of a 25% interest in our asset management business to our shareholders

•  Distributable Earnings (“DE”)(a) and DE before realizations for the year were $5.2 billion and $4.3 billion, respectively

▪   Our asset management business generated fee-related earnings(a) of $2.1 billion for the year with record inflows of $93 billion for the full year and fee-bearing capital of $418 billion at the end of the year

▪   Our insurance solutions business generated DE(a) of $388 million for the year with the growth in earnings due to strong performance of its investment portfolio and the acquisition of American National in May 2022

▪   Our operating businesses generated DE(a) of $2.6 billion for the year, benefiting from the essential nature of many of the businesses and assets that we own, the inflation linkage in their revenues, and the high cash margins they generate

•  FFO(a) and Operating FFO were $6.3 billion and $4.6 billion for the year, respectively; net income was $5.2 billion for the year

•  Number of opportunities to deploy capital for value and advanced monetization across the business

▪   Invested and/or committed $81 billion to acquire high-quality businesses and assets over the year

▪   Earnings from these monetization were $1.7 billion for the year, comprised of disposition gains of $1.1 billion and realized carried interest(a), net of $555 million

▪   Returned approximately $15 billion of capital to shareholders

•  Deployable capital of approximately $125 billion at the end of the year

▪   Balance sheet continues to be extremely conservatively capitalized

▪   In December 2022, we received a credit rating upgrade from Moody’s on our senior unsecured debt to A3. With this rating upgrade, we now have an A- or equivalent rating on our unsecured senior debt from S&P, Fitch, Moody’s and DBRS

(a)

We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which include but are not limited to: fee-related earnings, FFO, DE and realized carried interest, net. See the “Cautionary Statement Regarding the Use of Non-IFRS Measures” on page 87 of this Circular.

Distribution of Asset Management Business

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business through the Manager pursuant to the Arrangement. In connection with the Arrangement, a number of adjustments were made to the Corporation’s outstanding long-term incentive awards:

•

Options: Each holder of an option under the Corporation’s Management Share Option Plans (“MSOPs”) disposed of their rights to such option to the Corporation in consideration for the grant by the Corporation to such holder of a replacement option and the grant by the Manager to such holder of 0.25 of a replacement option to purchase a Manager Class A Share (rounded down to the nearest whole option) (the “Option Arrangement Adjustments”) pursuant to the Manager’s Management Share Option Plan (“Manager MSOP”). Except with respect to the exercise price of such replacement options, each of the replacement options under the MSOPs and the Manager MSOPs have similar terms and conditions, adjusted as appropriate, as the options granted under the MSOPs and held by the holders thereof immediately prior to the Arrangement becoming effective. The terms of the Manager MSOP are substantially the same as the MSOPs described herein.

•

DSUs: Each holder of a DSU continued to hold such DSU following the Arrangement (the value of which continues to reflect the fair market value of a Class A Share) and was granted 0.25 of a Manager-tracking Deferred Share Units (“Manager-tracking DSUs”) for each DSU held (the value of which reflects the fair market value of a Manager Class A Share) to reflect the reduction in fair market value of the DSUs as a result of the Arrangement (the “DSU Arrangement Adjustments”). The Manager-tracking DSUs have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding DSUs held by the holder thereof immediately prior to the Arrangement becoming effective.

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•

Restricted Share Units (“RSUs”): Each holder of a RSU continued to hold such RSU following the Arrangement (the value of which continues to be based on the fair market value of a Class A Share) and was granted DSUs to reflect the reduction in the fair market value of the RSUs as a result of the Arrangement. The DSUs so granted have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding RSUs held by the holder thereof immediately prior to the Arrangement becoming effective. In addition, following the Arrangement, certain holders of RSUs on the date the Arrangement became effective received a one-time award of Manager Escrowed Shares in an amount up to one Manager Escrowed Share for every four RSUs held, at the discretion of the Board (the “RSU Arrangement Adjustments”).

•

Escrowed Shares: Prior to completion of the Arrangement, the vesting for the majority of the Escrowed Shares that were outstanding was accelerated and exchanged for Class A Shares (“Exchanged Corporation Escrowed Shares”) issued from treasury such that holders thereof participated in the Arrangement on the same basis as all other holders of Class A Shares. In connection with the Arrangement, each previous holder of an Exchanged Escrowed Share was granted a fraction of an Escrowed Share and a fraction of Manager Escrowed Share pursuant to the Manager Escrowed Stock Plan to reflect the leverage lost on the early exchange of the Exchanged Escrowed Share (the “Escrowed Share Arrangement Adjustments”). The terms of the Manager Escrowed Stock Plan are substantially the same as the Escrowed Stock Plan.

On completion of the Arrangement, certain of the Corporation’s Executive Officers became executive officers of the Manager and, in 2023, were paid a bonus and/or granted long-term incentive awards by the Manager in respect of their service to both the Corporation and the Manager during 2022. As a result, the compensation paid or granted by the Manager to such executives in respect of 2022 has been included in the 2022 compensation amounts contained in this Circular.

Compensation Committee Governance

Compensation Committee Members and Expertise

Ms. Diana L. Taylor (Chair) was appointed to the Compensation Committee on May 6, 2015 and was then appointed as Chair of the Compensation Committee on November 5, 2015. Ms. Maureen Kempston Darkes was appointed to the Compensation Committee on November 5, 2015. Mr. Rafael Miranda was appointed to the Compensation Committee on March 3, 2023. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation, with all three having experience sitting on compensation committees of other public companies. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for the Executive Officers. This includes an annual evaluation of the performance of the Named Executive Officers and other members of senior management. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met three times in 2022 and has met once to date in 2023. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2022 or 2023 to date.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of the Corporation’s incentive programs, the Compensation Committee has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. As described above, the Compensation Committee believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that

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increase the performance of the Corporation in the short-term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives, as described under “Compensation Approach” on page 63 of this Circular.

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2022. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the Compensation Committee determines whether there are suitable succession candidates for the senior management positions within the Corporation. Specifically, the Compensation Committee is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year reviewing, with management, the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. The Corporation has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Diversity

The Corporation is committed to workplace diversity; both ethnic and gender diversity are important to the Corporation’s long-term success and the Corporation actively supports the development and advancement of a diverse group of employees capable of achieving leadership positions. Leadership appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate is capable of bringing value to the Corporation. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of the Corporation’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. This tailored approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within the Corporation. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion and other stretch opportunities. Tailoring the development plan for each individual permits the Corporation to consider the needs of the individual, including considerations that are gender-based.

While the Corporation has not adopted formal targets for female representation in executive officer positions, management and the Compensation Committee actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2022, of the individuals identified as having the potential to achieve executive officer positions, approximately 40% self-identified as ethnically diverse and approximately 30% were female. Management and the Compensation Committee review annually a summary of high performance employees, including by gender and geography, the type of development opportunities provided to these individuals and changes to their compensation year over year in order to monitor the Corporation’s activities related to increasing female representation in senior management positions.

Compensation Related Risk

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within its business units.

The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The Compensation Committee receives an update on the financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future

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increases in the market price of its Class A Shares against the liability incurred under the Corporation’s Deferred Share Unit Plans (“DSUPs”) and Restricted Share Unit Plan. The Committee has determined that the plans are appropriate and effective.

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including the design of the Corporation’s incentive plans to ensure that they:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from the Corporation; and

•	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board on December 6, 2022. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation. It was concluded that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

In reaching their conclusion, the Compensation Committee considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Approach” on page 63 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Named Executive Officers support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

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•

the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision-making;

•

the fact that options and escrowed shares are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2022 by the Named Executive Officers were held for approximately nine years on average; and

•	the length of tenure of management with the Corporation.

Compensation Approach

The Corporation’s compensation arrangements are designed to:

•    attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create long-term shareholder value;

•    encourage long-term decision-making with a focus on capital preservation and risk adjusted returns;

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders. Management, officers and directors of the Corporation and its affiliates hold direct, indirect and economic interests representing over 330 million Class A Shares and share equivalents of the Corporation.

•	foster an environment of collaboration and co-operation;

•	reward consistent performance over the longer term; and

•	be transparent to the employees and shareholders of the Corporation.

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Corporation’s shares.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units. For example, executives in dedicated fund management groups may have long-term incentive arrangements that also include a component more directly linked to the performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit the Corporation as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 66 to 68 of this Circular which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders of the Corporation; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

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The emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders.

Key Elements of Compensation

During the past five years, total compensation for the Named Executive Officers has been comprised of approximately 10% Base Salary, 5% Annual Management Incentive Plan awards and 85% Long-Term Share Ownership Plan awards.

Total compensation for executives with corporate responsibilities is comprised of the following elements: Base Salary, Annual Management Incentive Plan awards (“Bonus”) and participation in the Corporation’s Long-Term Share Ownership Plans and standard benefits. Total annual compensation awarded to the Named Executive Officers and other senior executives generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These discretionary awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These discretionary awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual Bonus in DSUs instead of cash under the Corporation’s Deferred Share Unit Plan (as defined on page 67 of this Circular) or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation over time.

The following table provides an overview of each of the elements of compensation, followed by further details related to the Corporation’s Bonus and Long-Term Share Ownership Plans.

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Element	Purpose	How Determined
Base Salary

•  Deliver the only form of fixed compensation

•  CEO Base Salary is similar to other Executive Officers, subject to cost of living differentials between employment locations

•  Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary

(There is a detailed description of the plan on page 66 and 2022 awards are outlined on page 72 of this Circular)

•  Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

•  Foster a collaborative approach to meeting long-term objectives

•  Not intended to be the most significant component of an executive’s compensation

•  Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•  Annual cash bonuses are discretionary, based on individual, team and corporate performance

•  Awards are based on performance and consider the specific operational and individual annual performance targets, but are not formulaic

Long-Term Share Ownership Plans (There is a detailed description of each of the plans on pages 67 to 68 and 2022 awards are also outlined on pages 67 to 68 of this Circular)

•  Align the executive’s interests with those of the Corporation’s shareholders

•  Foster a collaborative approach to meeting long-term objectives

•  Enable participants to create personal wealth through an increase in the value of the Corporation’s shares

•  Motivate executives to improve the Corporation’s long-term financial success

•  Intended to be the most significant component of an executive’s compensation

•  The Corporation currently operates three Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1. MSOPs

2. DSUPs

3. Restricted Stock Plans

▪   Restricted Stock Plan

▪   Escrowed Stock Plan

•  Annual participation in each plan is dependent on the business unit and the level of the executive

•  Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location
Retirement Savings Plan	• Provide tax deferred retirement savings

•  All employees, including the Named Executive Officers are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

•  There are no defined benefit pension plans in place for the Named Executive Officers or any other executives

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Annual Management Incentive Plan (“Bonus Plan”)

The Corporation believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of the Corporation. Accordingly, the awards made under the Bonus Plan typically represents less than 15% of an Executive Officer’s total compensation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for the Executive Officers, including the Named Executive Officers, the Compensation Committee starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

•

assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

The compensation structure for Messrs. Flatt, Madon and Pollock includes a Base Salary and Long-Term Share Ownership award only, further reinforcing a focus on long-term decision-making. In addition, given the Corporation’s view that a collaborative approach is fundamental to meeting its long-term objectives, the Bonus Plan awards for the Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For other executives, the incentive award is based more on the performance of the individual executive (as measured by the achievement of specific objectives) and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s Long-Term Share Ownership Plans are intended to:

•	encourage share ownership;

•	increase executives’ interest in the success of the Corporation;

•	encourage executives to remain with the Corporation as a result of the delayed vesting of awards; and

•	attract new members of management by remaining competitive in terms of total compensation arrangements.

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The Corporation has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award

Option Plan

2009, 2012, 2016 and 2019 Management Share Option Plans (collectively, the “MSOPs”) (a)

Options to purchase Class A Shares (“options”) which are settled in Class A Shares

The MSOPs are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 80 to 85 of this Circular

•  10 year term

•  Each award vests 20% per year over five years in arrears

•  No entitlement to dividends

•  Exercise price based on the volume-weighted average price of a Class A Share for the five business days preceding the grant date

•  Generally granted in the first quarter of each year as part of the annual compensation review (b):

○    Number of options is determined based on executive’s level of responsibility and performance

○    Consideration is given to the number and value of previous option awards

•  Also granted:

○    From time to time as additional discretionary awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

○   In certain circumstances, to executives commencing employment with the Corporation

•  The CEO recommends all awards to the Compensation Committee

•  The Compensation Committee recommends the award for the CEO

•  The Board, at the recommendation of the Compensation Committee, approves all awards

2022 Awards

In 2022, the Corporation granted a total of 3,956,350 options under the MSOPs, representing approximately 0.24% of the outstanding Class A Shares on a fully diluted basis as of December 31, 2022 (0.26% in 2021 and 0.21% in 2020).

In total during 2022, 3.3 million options with an aggregate in-the-money value of $109 million were disposed of or exercised. The options disposed of or exercised during 2022 by the Named Executive Officers, other Executive Officers and senior members of the Corporation were outstanding for approximately nine years on average. The length of time options are held by executives demonstrates an alignment of interests with shareholders.

The Deferred Share Unit Plans
Deferred Share Unit Plan

Settled by a cash payment equal to the value of the Class A Shares

•  Vesting period over five years in arrears

•  DSUs awarded in lieu of an annual cash bonus vest immediately

•  Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•  Dividends are received in the form of additional DSUs

•  Annual cash bonus taken in the form of DSUs at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards may be granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2022 Awards

In 2022, the Corporation awarded a total of 58,582 DSUs in lieu of cash bonuses, 4,629,770 Manager-tracking DSUs were issued in connection with the DSU Arrangement Adjustments and 3,024,989 DSUs were issued in connection with the RSU Arrangement Adjustments.

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Award	Key Terms	Basis for Award

Restricted Stock Plans
Restricted Stock Plan

Class A Shares purchased on the open market subject to certain restrictions (“Restricted Shares”)

•  Vesting period over five years

•  Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•  Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•  Dividends are received in the form of cash, unless otherwise elected

•  Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•  Occasionally awarded as long-term incentives

2022 Awards

In 2022, the Corporation granted a total of 1,880,895 Restricted Shares.

Escrowed Stock Plan

Non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares on the open market. Regular dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•  Typically vest 20% each year commencing on the first anniversary of the date of the award

•  Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•  The Class A Shares acquired by an Escrowed Company will not be voted

•  The Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•  Generally awarded in the first quarter of each year as part of the annual compensation review and only to the Executive Officers and certain senior management (b)

•  The CEO recommends all awards to the Compensation Committee

•  The Compensation Committee recommends the award for the CEO

•  The Board, at the recommendation of the Compensation Committee, approves all awards

2022 Awards

In 2022, prior to the Arrangement, the Corporation granted a total of 5,140,450 Escrowed Shares and 75 Class A Shares were issued under the Escrowed Stock Plan. In connection with the Escrowed Share Arrangement Adjustments, 15,713,152 Class A Shares were issued and a total of 38,509,743 Escrowed Shares were granted.

(a)

In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOPs with the exception that these options are settled by a cash payment equal to the increase in the value of the Corporation’s Class A Shares. In 2022, no options were granted under the GMOP, and there were 18,000 options exercised thereunder.

(b)

For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Shares at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

Key Policies and Practices to Support Alignment

The Compensation Committee establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:

✓  Require senior management to own a significant interest in the Corporation

✓  Require Executive Officers to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on exercise of options or exchange of Escrowed Shares

✓  Provide for reimbursement of incentive and equity-based compensation in the event of restatements or detrimental conduct

✓  Require long-term incentives to vest over five years

✓  Termination provisions generally require departing executives to forfeit unvested awards

✓  Do not provide defined benefit pension plans for any executives

✓  Restrict hedging of shares or share-based incentives

Share Ownership Guidelines

The Corporation’s Executive Officers are required to hold Class A Shares, Exchangeable Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as Executive Officers. As at April 20, 2023, all of the Executive Officers and Named Executive Officers who are required to have met the share ownership requirement have done so. Any Executive Officer who has not yet met the ownership requirement remains on track to fulfill the ownership requirement within the applicable timeframe.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Pursuant to the Corporation’s Clawback Policy (the “Clawback Policy”), Executive Officers may be required to pay the Corporation an amount equal to some or all of any cash payments or equity awards granted or paid to an Executive Officer under the terms of any of the Corporation’s incentive compensation or long-term incentives plans (collectively, “Awards”). This payment may be required in the event an Executive Officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to the Corporation. The Compensation Committee has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and if so, the amount of compensation to be repaid or forfeited by the Executive Officer. In order to protect the Corporation’s reputation and competitive ability, Executive Officers may be required to make such a payment if they engage in conduct that is detrimental to the Corporation during or after the cessation of their employment with the Corporation. Detrimental conduct includes any conduct or activity, whether or not related to the business of the Corporation, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of the Corporation’s Code; or (iv) material violations of the Corporation’s Positive Work Environment Policy (including the sexual harassment related provisions thereof). The Clawback Policy relates to any Awards received: (i) on or after the date the Executive Officer is determined to have engaged in detrimental conduct; and/or (ii) the two (2) year period prior to the date the Executive Officer is determined to have engaged in detrimental conduct. Where it is determined that the Executive Officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the Executive Officer to re-pay any Award paid to the Executive Officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised, to the Executive Officer; and/or (iii) require the Executive Officer to re-pay the cash value realized by the Executive Officer on any Award that has already vested to the Executive Officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards (RSUs).

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Class A Shares, including their participation in Long-Term Share Ownership Plans. Under limited circumstances, an executive may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such executive, but only to the extent that the transaction (i) is

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executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO and CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such individual in excess of the interests that such individual is required to hold under the Share Ownership Guidelines. To date, no executive has hedged the economic value of their direct or indirect interests in the Corporation.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, Executive Officers are required to continue to hold, for at least one year, an interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options or exchange of Escrowed Shares. This requirement is distinct and in addition to any share ownership guidelines.

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions(a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (b) from the termination date, after which unexercised options are cancelled immediately.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon the close of business on the termination date.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period Unvested shares are forfeited.
(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

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2022 Compensation Decisions

The Board has charged Mr. Flatt and his management team with expanding the global business in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of the Executive Officers, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

Mr. Flatt’s personal performance, as well as the performance of the Executive Officers, is reviewed each year and compared with the Corporation’s operational results and the achievement of the strategic objectives set out at the beginning of the year. The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Compensation Committee

In February 2023, the Compensation Committee received a report detailing the compensation arrangements for the Executive Officers, including the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2022 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2023 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each Executive Officer, including the Named Executive Officers.

The report included an analysis of the expected value of 2022 compensation awards to Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on the performance of the Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by all executives. It also summarized the equity ownership by the most senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each Executive Officer. The Compensation Committee determined that the significant level of equity ownership of the Executive Officers creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and additional discretionary option awards to all executives as recommended by the Executive Officers. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

2022 Performance

The Compensation Committee considered the significant achievements by the Corporation in 2022 as outlined on page 59 of this Circular.

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2022 Incentive Awards

After considering these achievements, the Compensation Committee determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2022 were as follows:

Named Executive Officer	Annual Incentive ($)	Long-Term Incentive Value ($)

Bruce Flatt(a)	—	7,046,055

Nicholas Goodman	538,160	5,761,980

Sachin Shah	538,160	7,202,475

Brian W. Kingston	750,000	3,138,300

Cyrus Madon(a)	—	3,007,538

Samuel J.B. Pollock(a)	—	3,007,538

(a)	Messrs. Flatt, Madon and Pollock are not eligible for an annual incentive. Their compensation consists of a Base Salary and an award under one of the Corporation’s long-term share ownership plans.

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Canadian Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2022 was 6% of Base Salary for Messrs. Goodman, Shah, Madon and Pollock, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. The Named Executive Officers’ participation in these retirement savings plans is on the same basis as all other employees of the Corporation subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Named Executive Officer Compensation Mix(a)

On average, approximately 82% of the value of compensation awarded to our Named Executive Officers for 2022, excluding Mr. Flatt, is in the form of long-term incentive awards. Approximately 90% of the value of compensation awarded to Mr. Flatt for 2022 is in the form of long-term share ownership awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Class A Shares. The compensation mix for the Named Executive Officers, in 2022 and over the last five years, is set out in the table below.

	Annual Management Incentive

	Base Salary	Cash Bonus	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2022

Chief Executive Officer	10%	—	—	90%	90%

Other Named Executive Officers	11%	7%	—	82%	82%

Five Years (2018 – 2022)

Chief Executive Officer	11%	—	—	89%	89%

Other Named Executive Officers	10%	6%	4%	80%	84%

(a)	The Base Salary paid to Mr. Flatt in each financial year was converted from C$ and £ using the average Bloomberg exchange rate each year, where applicable.

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2020, 2021 and 2022 are set out in the Summary Compensation Table on page 76 of this Circular.

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Five Year Compensation Review – Chief Executive Officer

In fiscal years 2018 through 2022 inclusive, Mr. Flatt received a Base Salary of $746,784 on average per year. Base salary is the only cash compensation awarded to Mr. Flatt during that period.

Participation in the Corporation and the Manager’s long-term share ownership plans, which are based on the performance of the Class A Shares and the Manager Class A Shares, represented 89% of the value of the total compensation awarded to Mr. Flatt over the last five years.

The following table sets out the actual value of the total compensation awarded to Mr. Flatt over the last five years based on the value of a Class A Share and of a Class A Share of the Manager as at December 30, 2022. Performance of the Class A Share over the last five years on the TSX and NYSE can be found on pages 74 to 75 of this Circular.

Total Cumulative Chief Executive Officer Compensation for Fiscal Years 2018 – 2022

Total Compensation Fiscal Years 2018 – 2022($)
Cash Compensation Paid	3,733,920

Long-Term Share Ownership Plan Awards (a):
Value upon Award (b)	31,090,185
Market Appreciation (c)	10,813,039
DSUs and Escrowed Shares (a)	41,903,224

Benefits and Perquisites
Other Compensation (d)	202,232
Total Cumulative Compensation 2018 – 2022	45,839,376

Average Annual Compensation at award value	7,005,267
Value of Compensation including share appreciation	9,167,875

(a)	These values reflect DSUs and Escrowed Shares granted during the five-year period from January 1, 2018 to December 31, 2022 of Mr. Flatt’s tenure as CEO. DSUs are not redeemable until retirement.
(b)

The value of the DSUs is calculated based on the closing price of a Class A Share or a Manager Class A Share, as applicable, on the effective date of the award. The value of the Escrowed Shares is based on the stock market price of the Class A Shares or a Manager Class A Share, as applicable, at the time of the award and considers the potential increase in value based on a hold of 7.5 years, and the volatility, risk free rate and dividend growth rate at the time of the award.

(c)

The market appreciation for the DSUs is calculated as (i) the value of the DSUs (including the additional DSUs received under the dividend reinvestment program) using the closing price of a Class A Share on the TSX on December 30, 2022 of $31.43 (C$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) or on the NYSE on December 30, 2022 of $31.46, as applicable, and for the Manager-tracking DSUs using the closing price of a Manager Class A Share on the TSX on December 30, 2022 of $28.62 (C$38.77, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and on the NYSE of $28.67, as applicable, less (ii) the Value upon Award as described in note (b) above. The market appreciation for the Escrowed Shares is calculated as (i) the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company on December 30, 2022 less (ii) the value of the Escrowed Shares on December 30, 2022 as described in note (b) above.

(d)

Other compensation paid in the financial year includes annual contributions of 7.5% of salary under the UK retirement savings plan in 2018 to 2021. The value has been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7688 or £1.00 = US$1.2366, which was the average exchange rate for 2022 as reported by Bloomberg.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 33 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, RSUs, and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly and through ownership in Partners Limited and PVI (see “Principal Holders of Voting Shares” on page 7 of this Circular).

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Class A Share Performance Graphs

The following graphs detail the share performance of the Corporation’s Class A Shares on the TSX and NYSE.

The total return on the NYSE for the period from January 1, 2018 to December 31, 2022 has been 42.5%. This return reflects the decrease in the Corporation’s share price as a result of the distribution of 25% of the asset management business on December 9, 2022. Total average compensation for the Named Executive Officers has increased by approximately 85% in aggregate from 2018 to 2022.

TSX (Symbol: BN)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2017 - December 31, 2022

	2017	2018	2019	2020	2021	2022

Class A Limited voting shares (BN)	100	97.0	140.9	150.1	221.9	154.29

S&P/TSX Composite Total Return Index	100	91.1	112	118.3	148	139.5

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NYSE (Symbol: BN)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2017 - December 31, 2022

	2017	2018	2019	2020	2021	2022

Class A Limited voting shares (BN)	100	89.3	136.4	148.0	220.3	142.5

NYSE Composite Total Return Index	100	91.2	114.7	122.8	148.4	134.8

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers for 2020, 2021 and 2022 as a percentage of funds from operations (“FFO”):

	2022	2021	2020

Aggregate Named Executive Officer Compensation (a) (b)	$43,066,778	$47,855,841	$35,062,096

As a Percentage of FFO (c)(d)	0.7%	0.6%	0.7%

(a)	Aggregate Named Executive Officer Compensation for 2020 to 2022 is based on six Named Executive Officers.
(b)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 76 of this Circular.
(c)	FFO totaled $6.205 billion, $7.543 billion, $5.180 billion in 2022, 2021 and 2020, respectively.
(d)	FFO is a non-IFRS measure. See the “Cautionary Statement Regarding the Use of Non-IFRS Measures” on page 87 of this Circular.

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Compensation of Named Executive Officers

The compensation paid and disclosed in the table below represents aggregate amounts earned by the Named Executive Officers for the years ended December 31, 2022, 2021 and 2020. For the year ended December 31, 2022, each of the Corporation and the Manager paid their prorated portion of such compensation for the year, which in the case of the Corporation represents the period prior to December 9, 2022. For 2023, other than Mr. Flatt who will continue to serve as CEO of both the Corporation and the Manager, compensation paid to Mr. Goodman will be solely borne by the Corporation for services provided.

Summary Compensation Table (a) (b) (e)

Name and Principal Position	Year	Annual Base Salary ($)	Annual Incentive Cash ($)	DSUs ($)	Escrowed Shares / Options (c) ($)	All Other Compensation (d) ($)	Total Compensation ($)
Bruce Flatt	2022	742,643	—	—	7,046,055	—	7,788,698
Managing Partner and CEO	2021	741,960	—	—	8,350,780	55,647	9,148,387
	2020	741,960	—	—	5,785,100	55,647	6,582,707
Nicholas Goodman	2022	538,160	538,160	—	5,761,980	31,332	6,869,632
President and CFO	2021	461,280	1,047,844	—	4,310,080	29,006	5,848,210
	2020	461,280	461,280	—	2,788,000	27,044	3,737,604
Sachin Shah	2022	538,160	538,160	—	7,202,475	31,245	8,310,040
Managing Partner	2021	538,160	538,160	—	6,465,120	28,467	7,569,907
	2020	538,160	538,160	—	4,182,000	31,251	5,289,571
Brian W. Kingston	2022	750,000	750,000	—	3,138,300	—	4,638,300
Managing Partner	2021	750,000	750,000	—	5,387,600	—	6,887,600
	2020	750,000	750,000	—	3,485,000	—	4,985,000
Cyrus Madon	2022	538,160	—	—	3,007,538	29,337	3,575,035
Managing Partner	2021	538,160	—	538,160	4,310,080	30,476	5,416,876
	2020	538,160	—	538,160	3,485,000	27,502	4,588,822
Samuel J.B. Pollock	2022	538,160	—	—	3,007,538	29,337	3,575,035
Managing Partner	2021	538,160	—	538,160	4,310,080	28,554	5,414,954
	2020	538,160	—	538,160	3,485,000	27,502	4,588,822

(a)

On June 28, 2021, Brookfield established BNRE and paid a special dividend valued at $0.34 for every one Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOPs, the Board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and will be fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of Exchangeable Class A Shares. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses or DSUs in lieu of cash bonuses awarded, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	DSU (#)	Total Value ($)
Bruce Flatt	54,238	—	—	2,803,362
Nicholas Goodman	8,792	308,456	—	762,882
Sachin Shah	43,445	—	—	2,245,511
Brian W. Kingston	23,102	—	35,032	3,004,557
Cyrus Madon	40,686	—	—	2,102,909
Samuel J.B. Pollock	39,135	—	—	2,022,743

(b)

Messrs. Flatt, Madon and Pollock’s compensation consists of an annual Base Salary and Escrowed Shares. Each other Named Executive Officer is awarded an annual incentive which they can elect to receive in cash, DSUs or Restricted Shares.

(c)

The amounts for 2022 reflect grants of Escrowed Shares for all six Named Executive Officers. The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 0.97%. The value awarded under the Manager Escrowed Stock Plan for annual grants is determined by the board of directors of the Manager and also considers the stock market price of the Manager Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting and mandatory hold period.

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For additional disclosure, the following table shows the number of Escrowed Shares granted during the fiscal year 2022 as a result of the Escrowed Share Arrangement Adjustments.

Name	Corporation Escrowed Shares (#)	Manager Escrowed Shares (#)	Grant Date Fair Value ($)
Bruce Flatt	6,052,321	2,140,892	53,592,024
Nicholas Goodman	1,397,970	349,492	11,823,329
Sachin Shah	5,142,652	1,285,660	43,493,968
Brian W. Kingston	3,023,467	755,864	25,570,962
Cyrus Madon	4,168,950	1,567,417	37,270,332
Samuel J.B. Pollock	4,031,008	1,540,643	36,133,223

(d)	These amounts include annual retirement savings contributions and participation in the executive medical program.
(e)

In order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British pound compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7688 and £1.00 = US$1.2366, which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted.

Incentive Plan Awards

Messrs. Flatt, Madon and Pollock are not eligible for an annual cash incentive award; they receive an annual Base Salary and Escrowed Shares. The Corporation has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options and RSU awards at December 31, 2022, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2022, and (iii) the value of all option and share-based awards which vested during 2022.

Outstanding Option and Share-Based Awards at December 31, 2022

Options(a)

Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2022 (c) ($)
Nicholas Goodman	15,000	19.83	February 23, 2025	174,440
President and CFO	8,100	19.83	February 23, 2025	94,197
	18,000	18.43	November 22, 2025	234,625
	9,000	16.70	February 22, 2026	132,859
	25,800	20.14	February 16, 2027	292,177
	72,000	20.14	February 16, 2027	815,378
	45,000	22.05	February 25, 2028	423,450
	150,000	22.05	February 25, 2028	1,411,500
	267,450	24.14	February 25, 2029	1,956,691
	250,000	35.56	February 21, 2031	—
	13,765	46.62	February 17, 2032	—
	111,235	46.62	February 17, 2032	—
Total	985,350			5,535,317

Brian W. Kingston	1,125,000	14.61	February 24, 2024	18,952,988
Managing Partner	1,125,000	19.83	February 23, 2025	13,082,963
	1,050,000	16.70	February 22, 2026	15,500,205
	900,000	20.14	February 16, 2027	10,192,230
Total	4,200,000			57,728,386

(a)

The market value of the options is the amount by which the closing price of the Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 30, 2022 on the NYSE of $31.46.

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Restricted Share Units (a)

Name and Principal Position	Number of Restricted Share Units (#)	Issuance Price (b) ($)	Market Value at December 31, 2022 (c) ($)
Bruce Flatt	885,938	2.90	25,280,794
Managing Partner and CEO	1,017,828	4.39	27,529,564
	607,500	6.70	15,025,714
Total	2,511,266		67,836,072

Cyrus Madon	2,100,730	4.39	56,819,187
Managing Partner
Samuel J.B. Pollock	506,250	2.90	14,446,169
Managing Partner	1,017,828	4.39	27,529,564
	607,500	6.70	15,025,714
Total	2,131,578		57,001,447

(a)

The Restricted Share Unit Plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.

(b)	The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382.

(c)

The market value of the options and the RSUs is the amount by which the closing price of the Class A Shares on December 30, 2022 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and on the NYSE was $31.46, as applicable.

Manager Options(a)

Name and Principal Position	Number of Securities Underlying Unexercised Manager Option (#)	Manager Option Exercise Price ($)	Manager Option Expiration Date	Market Value of Unexercised Manager Options at December 31, 2022 (a) ($)
Nicholas Goodman	3,750	17.54	February 23, 2025	41,731
President and CFO	2,025	17.54	February 23, 2025	22,535
	4,500	16.30	November 22, 2025	55,671
	2,250	14.77	February 22, 2026	31,274
	6,450	17.81	February 16, 2027	70,039
	18,000	17.81	February 16, 2027	195,458
	11,250	19.50	February 25, 2028	103,107
	37,500	19.50	February 25, 2028	343,691
	66,862	21.36	February 25, 2029	488,948
	62,500	31.46	February 21, 2031	—
	3,441	41.24	February 17, 2032	—
	27,808	41.24	February 17, 2032	—
Total	246,336			1,352,454

Brian W. Kingston	281,250	12.93	February 24, 2024	4,427,916
Managing Partner	281,250	17.54	February 23, 2025	3,129,806
	262,500	14.77	February 22, 2026	3,648,593
	225,000	17.81	February 16, 2027	2,443,230
Total	1,050,000			13,649,545

(a)

Issued in connection with the Option Arrangement Adjustments. The market value of the options is the amount by which the closing price of the Manager Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Manager Class A Share on December 30, 2022 on the NYSE of $28.67.

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Escrowed Shares, Restricted Shares and Deferred Share Units

	Escrowed Shares			Share-Based Awards (a)
				Restricted Shares			Deferred Share Units (DSUs)
	Number of Unvested	Market Value of Unvested(b)	Market Value of Vested (b)	Number of Unvested	Market Value of Unvested(c)	Market Value of Vested(c)	Number of Unvested	Market Value of	Market Value of Vested(c)
								Unvested(c)
Name(d)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Bruce Flatt	6,052,321	—	—	—	—	—	—	—	66,848,867

Nicholas Goodman	1,397,970	—	—	4,335	136,273	204,409	—	—	—

Sachin Shah	5,142,652	—	—	—	—	—	—	—	8,222,113

Brian W. Kingston	3,023,467	—	—	—	—	—	402	12,643	22,488,722

Cyrus Madon(d)	4,168,950	—	—	—	—	—	—	—	47,513,196

Samuel J.B. Pollock(e)	4,031,008	—	—	—	—	—	—	—	60,005,774

(a) The values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 17, 2023.

(b)

The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. Includes Escrowed Shares issued in connection with the Escrowed Share Arrangement Adjustments.

(c)

Values are calculated using the closing price of a Class A Share on the TSX on December 30, 2022 of $31.43 (C$42.58 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable. Includes DSUs issued in connection with the RSU Arrangement Adjustments.

(d)

The market value of vested DSUs includes $4,868,849 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

(e)

The market value of vested DSUs includes $4,508,407 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Manager Escrowed Shares, Manager Restricted Shares and Manager-tracking Deferred Share Units

	Manager Escrowed Shares			Share-Based Awards (a)			Manager Deferred Share Units
				Manager Restricted Shares
	Number of Unvested	Market Value of Unvested(b)	Market Value of Vested(b)	Number of Unvested	Market Value of Unvested(c)	Market Value of Vested(c)	Number of Unvested	Market Value of	Market Value of Vested(c)
								Unvested(c)
Name(d)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Bruce Flatt	2,140,892	—	—	—	—	—	—	—	11,204,812

Nicholas Goodman	349,492	—	—	1,079	30,881	46,322	—	—	—

Sachin Shah	1,285,660	—	—	—	—	—	—	—	1,865,066

Brian W. Kingston	755,864	—	—	—	—	—	100	2,868	5,101,460

Cyrus Madon(d)	1,567,417	—	—	—	—	—	—	—	7,483,332

Samuel J.B. Pollock(e)	1,540,643	—	—	—	—	—	—	—	10,319,630

(a)

The values do not include the most recent Manager Escrowed Share, Manager Restricted Shares and Manager Deferred Share Units (“Manager DSUs”) awards made to the Named Executive Officers on February 16, 2023. The Manager Restricted Shares are granted pursuant to the Manager Restricted Stock Plan, the terms of which are substantially the same as the Restricted Stock Plan.

(b)

The value of the Manager Escrowed Shares is equal to the value of the Manager Class A Shares held by the Manager Escrowed Company less the net liabilities and preferred share obligations of the Manager Escrowed Company. Includes Escrowed Shares issued in connection with the Escrowed Share Arrangement Adjustments.

(c)

Includes Restricted Shares issued in connection with the Arrangement and Manager-tracking DSUs issued in connection with the DSU Arrangement Adjustments. Values are calculated using the closing price of a Manager Class A Share on the TSX on December 30, 2022 of $28.62 (C$38.77, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

(d)

The market value of vested Manager DSUs includes $1,123,395 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

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(e)

The market value of vested Manager DSUs includes $1,090,959 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Option and Share-Based Awards Vested During 2022(a)

Named Executive Officer	Options (b)	DSUs (c)	Restricted Shares	Escrowed Shares
	($)	($)	($)	($)
Bruce Flatt	—	20,168,106	—	34,981,333

Nicholas Goodman	8,327,068	—	226,643	7,179,235

Sachin Shah	—	107,899	—	40,450,380

Brian W. Kingston	11,598,588	332,068	—	21,338,312

Cyrus Madon	—	18,467,705	—	31,699,478

Samuel J.B. Pollock	—	18,513,977	—	29,684,486

(a)

All values are calculated using the closing price of a Class A Share or Manager Class A Share on the vesting date on the TSX and NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688.

(b)	The value represents the amount by which the value of the Class A Shares exceeded the exercise price on the day the options vested.
(c)

Values in this column represent the value of DSUs vested in 2022, including DSUs awarded on February 18, 2022 in lieu of the cash incentive related to performance in 2021 and DSUs issued in connection with the Arrangement.

(d)

The value of the Escrowed Shares or Manager Escrowed Shares, as applicable is equal to the value of the Class A Share or Manager Class A Share, respectively, held by the Escrowed Company or Manager Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company or Manager Escrowed Company. Values in this column include Escrowed Shares vested in 2022 in connection with the Escrowed Share Arrangement Adjustments.

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its MSOPs and its Escrowed Stock Plan.

2009 Management Share Option Plan

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 33,750,000 Class A Shares (representing approximately 2.1% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022) of which options to acquire 628,740 Class A Shares (representing approximately 0.04% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at December 31, 2022. Following the approval of the 2016 Plan, as defined below, by the Corporation’s shareholders in June 2016, the Corporation decided not to grant any further options under the 2009 Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 33,750,000 Class A Shares (representing approximately 2.1% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022) of which options to acquire 20,017,654 Class A Shares (representing approximately 1.2% of the Corporation’s issued and outstanding Class A Shares) have been granted but not exercised as at December 31, 2022. Following the approval of the 2019 Plan, as defined below, by the Corporation’s shareholders in June 2019, the Corporation decided not to grant any further options under the 2012 Plan.

2016 Management Share Option Plan

The 2016 Management Share Option Plan (the “2016 Plan”) was approved by the Board on February 11, 2016 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on June 17, 2016. The 2016 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022). Options to acquire 20,677,722 Class A Shares have been granted but not exercised and 1,113,515 Class A Share options are available for grant, representing approximately 1.3% and 0.07%, respectively, of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022.

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2019 Management Share Option Plan

The 2019 Management Share Option Plan (the “2019 Plan”) was approved by the Board on February 13, 2019 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholder held on June 14, 2019. The 2019 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022). Options to acquire 2,769,100 Class A Shares have been granted but not exercised and 19,730,900 Class A Share options are available for grant, representing approximately 0.2% and 1.2%, respectively, of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the volume-weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a restricted trading period, the effective grant date may not be less than six business days after the restricted trading period ends.

The following is a summary of the other key provisions of the 2009 Plan, the 2012 Plan, the 2016 Plan and the 2019 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed ten years, except where the expiry date falls during or shortly after a restricted trading period, in which case the expiry date is ten days after the restricted trading period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of the Corporation under the Option Plans.

The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

Amendments to the 2009 Plan, 2012 Plan, 2016 Plan and 2019 Plan

The Option Plans were amended by the Board in connection with the Arrangement to provide that each person that is an officer, employee or consultant of the Corporation or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of the Manager or any of its affiliates, be permitted to hold and exercise his or her Options in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of the Corporation or any of its affiliates. These amendments did not require shareholder approval pursuant to the amendment provisions of the Option Plans.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a restricted trading period during which options may be exercised, results in the exercise price being lower than fair market

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value of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option which would be considered a repricing under TSX rules, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration (other than the 2016 Plan or the 2019 Plan) or other amendments required by law to be approved by shareholders. The 2016 Plan and 2019 Plan also require shareholder approval for any amendment which would permit options to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan.

Other Features of the Option Plans

The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

The Corporation has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Key Policies and Practices to Support Alignment” on pages 68 to 69 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation in the open market. Under the current terms of the Escrowed Stock Plan, participants are either awarded Escrowed Shares or provided an election to contribute Class A Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. If a participant elects to contribute Class A Shares as consideration, dividends paid to the Escrowed Company on the contributed Class A Shares will be paid on the common shares held by the participants. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares no later than ten years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the

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value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a restricted trading period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and the Corporation will cancel at least that number of Class A Shares held by one or more Escrowed Companies that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

A maximum of 13,500,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by one or more Escrowed Companies that are cancelled in respect of Class A Shares previously issued by the Corporation in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. The Escrowed Stock Plan also provides that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. 28,396,097 Class A Shares (representing approximately 1.7% of the issued and outstanding Class A Shares) have been issued under the Escrowed Stock Plan since its adoption in 2011 and, as a result of the cancellation by Escrowed Companies of at least 28,396,097 Class A Shares, 13,499,652 Class A Shares (representing approximately 0.8% of the issued and outstanding Class A Shares) are available for future issuance as at December 31, 2022.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of the Corporation and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the Compensation Committee. The Compensation Committee recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the Compensation Committee. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to the Corporation (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 70 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of the Corporation under the Escrowed Stock Plan.

The number of Escrowed Shares granted under the Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of Class A Shares outstanding in the year, was 0.24% in 2020, 0.33% in 2021 and 2.7% in 2022. See also “Dilution of Class A Shares” on page 84 of this Circular for information on the rate of Class A Share issuances under the Escrowed Stock Plan.

Amendments to the Escrowed Stock Plan

The Escrowed Stock Plan was amended by the Board in 2022 to remove the previous restriction that Escrowed Shares held by certain employees could not be exchanged by holders until the fifth anniversary of the grant date. In addition, the Escrowed Stock Plan was amended by the Board in connection with the Arrangement to provide that each person that is an officer, employee or consultant of the Corporation or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of the Manager or any of its affiliates, be permitted to hold and exchange his or her Escrowed Shares in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of the Corporation or any of its affiliates. These amendments did not require shareholder approval pursuant to the amendment provisions of the Escrowed Stock Plan.

As described under “Amendment to the Escrowed Stock Plan” on page 25 of this Circular, the Board has approved an amendment to the Escrowed Stock Plan which provides participants with the option to contribute Contributed Escrowed Shares as consideration for the receipt of a grant of New Escrowed Shares from a New Escrowed Company. This amendment has been submitted for approval by the shareholders at the meeting.

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Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

Dilution of Class A Shares

Options Outstanding and Class A Shares issued under the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares

	2023	2022

2009 Plan	0.04%	0.1%

2012 Plan	1.2%	1.3%

2016 Plan	1.3%	1.2%

2019 Plan	0.2%	—

Escrowed Stock Plan (a)	—	0.8%

(a)

Reflects the number of Class A Shares issued upon exchange of the Escrowed Shares, less the number of Class A Shares cancelled under the Escrowed Stock Plan during the applicable year. The Escrowed Share Plan is non-dilutive as any Class A Shares issued from treasury under this plan are fully offset by the cancellation of shares acquired in the market as described above. Escrowed Shares awarded are subject to a hold period.

Burn Rate

The following table shows the number of Class A Shares issuable under awards granted under each of the Option Plans and the Escrowed Stock Option Plan as a percentage of the average Class A Shares outstanding (the “burn rate”) for the past three years. The burn rate is defined as the number of Class A Shares issuable under awards granted in a fiscal year, divided by the basic weighted average number of Class A Shares outstanding in that year.

	2022	2021	2020

Grants under the 2009 Plan	—	—	—

Burn Rate	—	—	—

Grants under the 2012 Plan	—	—	—

Burn Rate	—	—	—

Grants under the 2016 Plan	1,091,900	4,185,030	3,340,925

Burn Rate	0.07%	0.26%	0.21%

Grants under the 2019 Plan	2,864,450	—	—

Burn Rate	0.17%	—	—

Grants under the Escrowed Stock Plan (a)	—	5,300,540	3,840,975

Burn Rate	—	0.33%	0.24%

(a)

Includes Escrowed Stock Plan Class A Shares issuable on exchange as of each fiscal year end for information purposes. The Escrowed Stock Plan is non-dilutive as any Class A Shares issued from treasury are fully offset by the cancellation of shares acquired in the market as described above. Escrowed Shares awarded are subject to a hold period.

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Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Option Plans and Escrowed Stock Plan as at December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans(c)
Equity compensation plans approved by security holders

2019 Plan, 2016 Plan, 2012 Plan, and 2009 Plan(a)	44,093,216	$ 25.16 (b)	20,844,415
Escrowed Stock Plan	— (c)	— (c)	13,499,652
Total	44,093,216		34,344,067

(a)

Following the approval of the 2016 Plan by the Corporation’s shareholders in June 2016, the Corporation decided that it will not grant any further options under the 2009 Plan. Following the approval of the 2019 Plan by the Corporation’s shareholders in June 2019, the Corporation decided that it will not grant any further options under the 2012 Plan.

(b)	Converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688.
(c)	This value represents the number of Class A Shares at December 31, 2022 which could be issued under this plan.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The Named Executive Officers do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

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PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

The amount of debt outstanding by employees of the Corporation as at April 20, 2023 to the Corporation was $11,421,844.57 which loans bear interest at a minimum rate of 1.60%. The purpose of such loans is to enable certain employees of the Corporation to fund certain near-term expenses without monetizing previously granted equity awards under the Corporation’s long-term share ownership plans thereby preserving long-term alignment with the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information,” which is posted on the Corporation’s website, https:// bn.brookfield.com under “Notice and Access 2023” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” on page 87 of this Circular.

Directors’ and Officers’ Liability Insurance

The Corporation and its subsidiaries and associated companies (including Brookfield Asset Management Ltd., Brookfield Reinsurance Ltd., and certain of their respective subsidiaries, collectively, the “Organization”) maintain directors’ and officers’ insurance with an aggregate limit of $125 million for claims where an entity within the Organization is obligated and able to indemnify its directors or officers, as well as those claims where an indemnity is not available. There is an additional $75 million of coverage for directors and officers directly for claims where such indemnity is not available. The total limit of $200 million is applied under a shared program for the Organization, and therefore payments made under the program in a given year are deducted from the aggregate insurance coverage available under the program for that year.

Under the directors’ and officers’ insurance program, an entity within the Organization is eligible for reimbursement for indemnity payments made to directors or officers as required or permitted by law, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts for which an entity within the Organization is not permitted to indemnify directors under applicable law, such as acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage with such exclusions only being applicable after a final non-adjudicable decision is made. Claims by entities within the Organization are subject to a deductible of up to $2.5 million, other than for the Corporation itself where the deductible can be up to $5 million. Individual directors and officers do not pay any deductible if it is necessary for them to make a claim directly because they are not indemnified by an entity within the Organization.

The cost of the directors’ and officers’ insurance program is borne by the Organization and is currently $6,488,300 annually, of which $3,708,328 is allocated to the Corporation.

Normal Course Issuer Bid

Class A Limited Voting Shares

On May 19, 2022, the Corporation renewed its normal course issuer bid for market purchases of its Class A Shares (“Common NCIB”) for a period extending from May 25, 2022 until May 24, 2023, or an earlier date should the Corporation complete its purchases. The Common NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 138,664,974 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by the Corporation under the Common NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

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The Common NCIB is in place because the Corporation believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of Brookfield’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. From the period between May 25, 2022 and December 9, 2022, the Corporation purchased 5,166,763 Class A Shares under the Common NCIB at an average price of $42.22. From the period between December 9, 2022 and April 20, 2023, the Corporation purchased 12,220,425 Class A Shares under the Common NCIB at an average price of $30.45. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Common NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Class A Preference Shares

On August 18, 2022, the Corporation renewed its normal course issuer bid for market purchases of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX (“Preferred NCIB”) for a period extending from August 22, 2022 until August 21, 2023, or an earlier date should the Corporation complete its purchases. The Preferred NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, a maximum of 10% of the public float of these outstanding Class A Preference Shares. All Class A Preference Shares acquired by the Corporation under the Preferred NCIB are cancelled.

The Preferred NCIB is in place because the Corporation believes that, from time to time, certain Class A Preference Shares may trade in price ranges that do not fully reflect their value, and in such circumstances acquiring Class A Preference Shares may represent an attractive investment. As at April 20, 2023, the Corporation has not purchased any Class A Preference Shares as of the date of this Circular. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Preferred NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Cautionary Statement Regarding the Use of Non-IFRS Measures

The Corporation prepares its financial statements in accordance with IFRS, as issued by the IASB. We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with IFRS, which include but are not limited to: fee-related earnings, FFO, DE and realized carried interest, net. We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. See pages 129 to 135 of the Annual Report for further information on non-IFRS financial measures or other financial metrics and reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, which pages are also incorporated by reference in this Circular. The Annual Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and MD&A. Requests for the AIF, MD&A and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by fax at (416) 365-9642, or by email at bn.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https:// bn.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Shareholder Proposals

The Shareholder Proposal

The following proposal has been submitted by the B.C. General Employees’ Union General Fund and the B.C. General Employees’ Union Strike Fund, holders of 14,084 and 14,447 Class A Shares of the Corporation, respectively (each being less than 0.001% of the Corporation’s issued and outstanding capital as of the Record Date), for consideration at the meeting. The shareholder proposal, including the supporting statement, is included exactly as submitted to us by the proposing shareholders.

Supporting Statement

Tax Avoidance Impacts and Controversies

There has been increased government and community scrutiny on whether corporations are paying a “fair share” of tax and contributing to societies where profits are earned. In an annual Deloitte global taxation report, 77% of companies are concerned about the continuing high interest of media, political and activist groups in corporate taxation.1

The OECD estimates revenue losses from profit shifting by corporations of US$100 – 240 billion annually.2 The PRI, representing investors with $89 trillion AUM, argues that tax avoidance is a key driver of global inequality.3

According to a report from Canadians for Tax Fairness, tax avoidance is driving inflation, in turn contributing to the increased cost of living in Canada.4,5

Global Tax Reporting Initiatives

In October 2021, 136 countries agreed to a framework for global tax reform.6 In the United States, the proposed Disclosure of Tax Havens and Offshoring Act will require public country-by-country (CbC) reporting of financial and tax data. In November 2021, the European Union approved a directive to implement a form of public CbC reporting for multinationals operating in the European Union with group revenue of over $860 million.7 In Canada, private CbC reporting has applied to multinational groups such as Brookfield since 2016.8

Brookfield’s Tax Structuring and Disclosure

Brookfield topped a list of Canadian companies that avoided paying the largest amount of income tax from 2017-2021.9

Brookfield’s operating business is carried out through its “perpetual affiliates”, each of which are limited partnerships (LPs) formed under the laws of Bermuda. Bermuda imposes no corporate income, capital gains or withholding taxes.10,11 Complex and opaque corporate structures allow companies to record revenue and profit in low-tax jurisdictions even if it was not generated in that jurisdiction.12

Currently, Brookfield’s limited tax disclosure challenges investors’ ability to evaluate the risks to our company of taxation reforms, or whether Brookfield is engaged in responsible tax practices that ensure long term value creation for the company and the communities in which it operates. Shareholders believe that enhanced information in this regard would ensure risks are being adequately managed.

[1]	https://www.deloitte.com/global/en/about/press-room/beyond-beps-global-tax-survey.html
[2]	https://www.globalreporting.org/news/news-center/backing-for-gri-s-tax-standard/
[3]	https://www.globalreporting.org/news/news-center/2019-12-05-first-global-standard-for-tax-transparency/
[4]	https://www.taxfairness.ca/sites/default/files/2022-10/oct-2022-tax-gap-report_0.pdf
[5]	https://www.thestar.com/business/2022/10/04/advocacy-group-calls-out-corporate-tax-avoidance-cites-billions-lost-in-new-report.html
[6]	https://www.oecd.org/tax/international-community-strikes-a-ground-breaking-tax-deal-for-the-digital-age.htm
[7]	https://www.internationaltaxreview.com/article/2a6aa4kx02vkiebxrt2bk/this-week-in-tax-eu-on-track-for-public-cbcr-by-2023
[8]	https://www.canada.ca/en/revenue-agency/services/forms-publications/publications/rc4651/guidance-on-country-country-reporting-canada.html#toc4
[9]	https://www.taxfairness.ca/sites/default/files/2022-10/oct-2022-tax-gap-report_0.pdf
[10]	https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Tax/dttl-tax-bermudahighlights-2022.pdf
[11]	https://archive.canadianbusiness.com/companies-and-industries/brookfield-asset-management-taxes/
[12]	https://www.taxfairness.ca/sites/default/files/2022-10/oct-2022-tax-gap-report_0.pdf

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Global Tax Reporting Standards

The GRI Standards are the world’s most utilized reporting standard,13 having been developed in response to investor concerns regarding the lack of corporate tax transparency and the impact of tax avoidance on governments’ ability to fund services and support sustainable development.14, 15

This proposal would bring our company’s disclosures in line with leading companies who already report using the Tax Standard.16 Our company already reports BEPS Action 13 CbC information with the Canada Revenue Agency privately (which is automatically shared with OECD jurisdictions in which Brookfield operates), so any increased reporting burden is negligible.

RESOLVED: Shareholders request the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative’s (GRI) Tax Standard.

Response: Brookfield’s Approach to Tax Disclosures

For over a decade, Brookfield has provided substantive tax disclosure in accordance with recognized reporting frameworks. Brookfield and our perpetual affiliates are in full compliance with all applicable tax laws and are committed to providing relevant disclosure while balancing the need to not disclose confidential and proprietary competitive information that could put us at a disadvantage. We make tax disclosures through existing frameworks in compliance with legally mandated reporting as well as voluntary reporting when such reporting is beneficial and informative for our shareholders. This disclosure regime provides stakeholders, including shareholders, tax authorities and the public, with the necessary information on how Brookfield conducts its tax affairs that is both informative and transparent. Specifically:

1.

We and our perpetual affiliates already provide detailed information regarding our income tax contributions and controls in accordance with applicable accounting standards as well as tax related information, including our applicable effective tax rate(s), in our annual and quarterly reports publicly filed with the Canadian Securities Administrators and the Securities and Exchange Commission.

2.

Our Brookfield Tax Governance Framework (the “Framework”) and Brookfield Corporation Tax Risk Management Policy (the “Policy”) are available on our website at www.brookfield.com. The Policy and Framework outline Brookfield’s robust and comprehensive approach to managing its tax function, which are regularly assessed and managed in a controlled and effective manner. In addition, the Policy and Framework provide mechanisms for reporting conduct that may contravene the Framework or Policy, including Brookfield’s Whistleblowing Policy (also available on our website).

3.

We publish an annual sustainability report, which is available on our website at www.brookfield.com. Similar to prior reports, our 2022 Brookfield Corporation Sustainability Report will include tax disclosures that are reported in accordance with the GRI Standards, 207: Tax. These disclosures summarize and reference key components of our tax strategy, including information shared in annual reports, Brookfield’s Tax Framework and Policy, as well as attestations to the following:

°	We do not believe that Brookfield has any material tax-related negative impacts on the economy, environment, and people, including negative impacts on their human rights.

°	Brookfield regularly collaborates with government bodies in several countries regarding new tax legislation with a view to helping shape fair, effective and efficient regulatory frameworks.

°

Brookfield regularly receives input, questions, and requests from various stakeholders regarding tax matters, including public shareholders and private fund investors. All requests are addressed on a timely

13 https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

14 https://www.globalreporting.org/news/news-center/backing-for-gri-s-tax-standard/

15 https://www.globalreporting.org/standards/media/2482/gri-207-tax-2019.pdf

16 https://www.globalreporting.org/news/news-center/momentum-gathering-behind-public-country-by-country-tax-reporting/

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basis, subject to any confidentiality constraints. The input from stakeholders is taken into account when developing tax strategies within the organization.

We believe that, voluntarily expanding our tax disclosure regime to include country-by-country (“CbC”) tax reporting in accordance with the GRI Tax Standards could force disclosure of sensitive information about our operations and put us at a competitive disadvantage. Although Brookfield files a CbC report each year with the Canada Revenue Agency (“CRA”), which is shared with the Organisation for Economic Co-operation and Development (“OECD”) jurisdictions in which Brookfield operates, the report is filed privately and the jurisdictions that receive the CbC report are required to enforce confidentiality of the report specifically because of its competitively sensitive nature and the need to ensure its appropriate use. Furthermore, reporting under the GRI Tax Standard would require providing additional granular data relating to legal entities that are aggregated and consolidated in our financial statements, across multiple business groups and sectors, which we believe is not useful nor informative to our investors and would not provide meaningful disclosure.

The Shareholder Proposal asserts that expanding our current disclosures to include CbC reporting in accordance with the GRI Tax Standard would bring reporting in line with other leading companies who already report using this standard. The GRI Tax Standard 207-4 (country-by-country reporting) is not commonly used by any of our peer group, including Canadian financial services firms and among U.S. alternative asset managers. Also, Brookfield intends to comply with the E.U. public CbC reporting requirements that will become effective in 2024 or 2025. It would be premature, however, to adopt voluntary disclosures which could result in disclosures that could put Brookfield at a competitive disadvantage.

We believe that corporate income taxation, which is the focus of the GRI Tax Standard, represents only one aspect of a complex system of fiscal and public policy determinations each country makes on revenue sources, including (among other policies) consumption taxes, individual taxes, and business taxes. Focusing solely on our rate of income tax distorts our overall contributions, including the other significant taxes we pay in the communities in which we operate. We strive to hold ourselves to the highest standards of business conduct, corporate governance, and accountability. As part of this philosophy, we seek to make a positive impact in the communities where we operate and believe corporate tax laws should incentivize innovation, investment in the economy, and job creation. We also believe that tax laws should foster trade and investment, minimize distortions or harmful effects on business activity, be fair and nondiscriminatory, create a level playing field, provide certainty, and minimize double taxation.

For the reasons set forth above, we recommend that shareholders vote AGAINST the Shareholder Proposal.

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Withdrawn Shareholder Proposal

The Shareholder had also submitted the below proposal for consideration at the meeting, which has been withdrawn by the Shareholder after a constructive engagement with Brookfield. Brookfield agreed to include this propsoal and Brookfield’s reponse thereto in this Circular.

Supporting Statement

Through its Global Transition Fund (BGTF), Brookfield dedicated $15 billion to accelerating the global transition to net zero, including through decarbonizing carbon intensive businesses. Brookfield does not have an exclusion policy on coal or fossil fuel investments, stating its belief that it must “go where the emissions are” to set coal and fossil fuel investments on a path to net zero. Brookfield recently announced plans to start a second BGTF, stating that it expects this business to increase to over $200 billion within 10 years.1

Brookfield is a signatory to the Net Zero Asset Managers (NZAM) initiative, which was founded by the following Network Partners: Asia Investor Group on Climate Change; CDP; Ceres; Investor Group on Climate Change, The Institutional Investors Group on Climate Change; and Principles for Responsible Investment (PRI).

The Network Partners expect signatories to adopt a robust and science based policy in relation to fossil fuel phase out, but Brookfield has not done so.

BGTF Funding of Carbon Intensive Acquisitions

In addition to renewable power assets, Brookfield affiliate Brookfield Renewable is attempting to use the BGTF to purchase the Energy Markets business of Origin Energy, a publicly traded energy company in Australia. Origin’s Energy Markets business comprises Australia’s largest fleet of gas-fired peaking power stations, as well as Australia’s largest power station, the black coal-fired Eraring Power Station.

Origin’s current Climate Transition Action Plan outlines Scope 1, 2 and 3 emissions reductions targets, both on an absolute and intensity basis, as well as Scope 1 emissions reduction targets that are linked to executive remuneration.

For carbon intensive acquisitions, Brookfield Renewable states it will set net zero targets separate from its renewable power assets. Shareholders are concerned that where the BGTF is used to acquire coal and fossil fuel investments, Brookfield has no stated science based policy about the phase out of such assets. In order to support Brookfield’s stated intention to set these carbon intensive assets on a path to net zero, shareholders believe Brookfield should commit to meeting, at a minimum, any previous net zero or emissions reductions targets adopted by the asset’s previous owner.

RESOLVED that, further to its commitments under the Net Zero Asset Managers initiative, and in keeping with its desire to use the Brookfield Global Transition Fund to transition carbon intensive assets to net zero, Brookfield adopt a robust and science based policy on the phase out of coal and fossil fuel investments in line with a 1.5 degree Celsius scenario, with a specific commitment to meeting, at a minimum, any previous science based net zero or emissions reductions targets adopted by the previous owner of such carbon intensive assets.

Response: Brookfield’s Approach to Decarbonization

Brookfield is a signatory to the Net Zero Asset Managers (NZAM) Initiative, formalizing our support for the goal of net zero greenhouse gas (“GHG”) emissions by 2050 or sooner. In March 2022, we submitted our 2030 NZAM interim target, setting out our commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of our AUM from a 2020 base-line year.2

As part of joining the NZAM initiative, we pledged to:

•	Put in place concrete action plans, consistent with an ambition to reach net-zero emissions by 2050 or sooner across all AUM;

1 https://www.brookfield.com/insights/building-global-financial-system-net-zero

2 Expressed as a percentage of total AUM excluding Oaktree Capital Management

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•	Set an interim target of a specific proportion of our assets to be managed in line with net zero, with targeted emissions reduction by 2030; and

•	Review this interim target at least every five years, with a view to increasing the proportion of AUM covered until 100% of assets are included.

An integral part of Brookfield’s net-zero ambition is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power & transition, infrastructure, private equity and real estate. We developed our net zero strategy based on the Paris-Aligned Investment Initiative’s Net Zero Investment Framework (PAII NZIF) and set science-based targets for assets that comprise the interim target, using the PAII NZIF recommended approach.

We believe, as a component part of our transition strategy, that it is necessary to “go where the emissions are” and invest to set fossil fuels-based investments on a path to net zero aligned with scientific pathways. We believe this approach is what is needed to reach the goals of the Paris Agreement and is consistent with the Glasgow Financial Alliance for Net Zero (“GFANZ”) guidance for the managed phaseout of high-emitting assets.

The Brookfield Global Transition Fund (BGTF or “the Fund”) is the first in a series of funds for our transition strategy that is dedicated to investments supporting the global transition to a net-zero economy. BGTF will build on Brookfield’s leadership in renewable power and deep operational capabilities to scale clean energy and drive the transformation of carbon-intensive businesses and set targets aligned with the goals of the Paris Agreement.

BGTF has developed a transparent and disciplined approach to managing and measuring our positive impact contributions through its Impact Measurement and Management (the “IMM”) framework. The IMM framework is aligned with recognized climate-reporting and impact management frameworks and sets an approach to embed impact considerations across the investment process. The framework helps drive positive outcomes, as well as ensuring transparency and accountability of impact goals and performance.

Specifically, for each investment within the Fund, BGTF sets quantitative interim and long-term targets including where available, the relevant sector decarbonization pathway. BGTF then develops business plans aligned to those targets and reports regularly on progress against those targets, GHG emissions and other investment specific metrics aligned with the Fund’s impact goals.

BGTF’s agreement to acquire Origin Energy Markets business represents a large-scale decarbonization opportunity where we are well-positioned to accelerate the decarbonization of the energy grid as we facilitate Origin’s transition through significant renewables development in the Australian market. As BGTF is acquiring a portion of the business, we have not adopted previous emissions reduction targets set for the entire business. However, aligned with our IMM, BGTF has set quantitative net zero and interim emissions reduction targets for the part of business we are acquiring aligned with the science-based power sector pathway.

Brookfield’s access to capital and renewable development capabilities aims to enable investment of at least $20 billion of additional investment during the next decade to build out up to 14 GW of new renewable generation and storage facilities, resulting in a more cost effective and flexible portfolio of power generation assets that will benefit Origin’s energy retail customers. This will enable the retirement of one of Australia’s largest coal plants, reducing absolute emissions produced by the business by more than 70% by 2030.

Based on the foregoing and in response to this shareholder proposal, we do not support the proposal to adopt a robust and science-based policy on the phase out of coal and fossil fuel in line with a 1.5 degree Celsius scenario, with a commitment to meeting at minimum, any previous science-based net zero or emissions reductions targets adopted by the previous owner of such carbon intensive assets.

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Shareholder Proposals Deadline

In order to be considered at next year’s annual meeting of shareholders, shareholder proposals must be received by April 10, 2024. Proposals should be sent to the Corporate Secretary of Brookfield at the following address:

Corporate Secretary

Brookfield Corporation

Brookfield Place, Suite 100

181 Bay Street

Toronto, Ontario M5J 2T3

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated April 28, 2023.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Swati Mandava

Corporate Secretary

April 28, 2023

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APPENDIX A

BOARD OF DIRECTORS CHARTER1

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Corporation (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)

Strategic Planning – overseeing the long-term strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	Risk Assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)

CEO – selecting the CEO; reviewing and approving the position description for the CEO including the corporate objectives that the CEO is responsible for meeting; and reviewing and approving the compensation of the CEO as recommended by the Management Resources and Compensation Committee;

(d)	Officers and Senior Management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	Succession Planning – monitoring the succession of key members of senior management;

(f)

Communications and Disclosure Policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)

Environmental, Social, and Governance – overseeing the Corporation’s approach to Environmental, Social, and Governance matters within its corporate and asset management activities as reported to the Board by the Governance and Nominating Committee;

(h)	Corporate Governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(i)

Internal Controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j)

Culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

[1]

Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for the Corporation’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for the Corporation’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

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(k)

Whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. The Chair of the Board and a majority of the directors will be Independent Directors, based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities, and Unaffiliated Directors. The Board is committed to developing and promoting diversity, including ethnic and gender diversity. The Board has adopted a gender diversity target that at least 30% of the entire Board be women.

(c)

Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and the Corporation’s strategic initiatives.

(d)

Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings report and consider dividend payments and once to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the Independent and Unaffiliated Directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit, (ii) Governance and Nominating, (iii) Management Resources and Compensation and (iv) Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating

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Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)

Charter of Expectations for Directors – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board of the Corporation on March 3, 2023.

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APPENDIX B

SPECIAL RESOLUTION AUTHORIZING A DECREASE IN THE

NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The articles of the Corporation be amended to decrease the number of directors from sixteen to fourteen.

2.

Any authorized signatory, director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amendment and such other documents as are necessary or desirable to the Director under the Business Corporations Act (Ontario), and to execute and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX C

ESCROWED STOCK PLAN AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The amendment to the current Escrowed Stock Plan of the Corporation, substantially on the terms set out in the Corporation’s management information circular dated April 28, 2023, is hereby approved.

2.

Any authorized signatory, director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX D

BNRE RESTRICTED STOCK PLAN RESOLUTION

BE IT RESOLVED THAT:

1.

Subject to the requisite approvals of (i) the Toronto Stock Exchange and all other applicable regulatory authorities, (ii) the board of directors of Brookfield Reinsurance Ltd. and (iii) the shareholders of Brookfield Reinsurance Ltd., the Restricted Stock Plan of Brookfield Reinsurance Ltd., as more particularly described in the Corporation’s management information circular dated April 28, 2023 is hereby approved and Brookfield Reinsurance Ltd. is authorized to grant awards thereunder for a period of three years from the date hereof;

2.

The directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time, without further notice to or approval of the shareholders of the Corporation;

3.

Any authorized signatory, director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN

TSX: BN

BROOKFIELD CORPORATE OFFICES

United States	Canada	United Kingdom	Australia
Brookfield Place	Brookfield Place	One Canada Square	Brookfield Place
250 Vesey Street	181 Bay Street, Suite 100	Level 25	Level 19
15th Floor	Bay Wellington Tower	Canary Wharf	10 Carrington Street
New York, NY	Toronto, ON M5J 2T3	London E14 5AA	Sydney, NSW 2000
10281-0221	+1.416.363.9491	+44.20.7659.3500	+61.2.9158.5100
+1.212.417.7000

Brazil	United Arab Emirates	India	China
Avenida das Nações Unidas,	Level 24, lCD Brookfield Place	Unit 1	Unit 01, 11F
14.261	AI Mustaqbal Street, DIFC	4th Floor, Godrej BKC	Tower C, One East
Edifício WT Morumbi	P.O. Box 507234	Bandra Kurla Complex	No. 768 South Zhongshan 1st Road
Ala B - 20° andar	Dubai	Mumbai 400 051	Huangpu District, Shanghai
Morumbi - São Paulo - SP	+971.4.597.0100	+91.22.6600.0700	200023

CEP 04794-000			+86.21.2306.0700
+55 (11) 2540.9150

OAKTREE CORPORATE OFFICES
United States	United States	United Kingdom	Hong Kong
333 South Grand Avenue	1301 Avenue of the Americas	Verde	Suite 2001, 20/F
28th Floor	34th Floor	10 Bressenden Place	Champion Tower
Los Angeles, CA 90071	New York, NY 10019	London SW1E 5DH	3 Garden Road
+1.213.830.6300	+1.212.284.1900	+44.20.7201.4600	Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)
North America	South America	Europe I UAE	Asia Pacific
Bermuda	Bogotá	Amsterdam	Sydney
Brentwood	Lima	Dublin	Beijing
Calgary		Frankfurt	Hong Kong
Chicago		Helsinki	Shanghai
Houston		Luxembourg	Seoul
Los Angeles		Paris	Singapore
Stamford		Madrid	Tokyo
Vancouver		Dubai